FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	September, 2005
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated September 8, 2005, relating to: Lafarge 2005 Half Year Results

Page 1 of 66 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, September 8, 2005

FIRST HALF RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2005

• CURRENT OPERATING INCOME DOWN 9.3% ON A LIKE-FOR-LIKE BASIS,

AGAINST A VERY STRONG FIRST HALF IN 2004

• THE FAVORABLE TRENDS OF THE SECOND HALF SHOULD TRANSLATE

INTO A GROWTH OF LIKE-FOR-LIKE CURRENT OPERATING INCOME FOR THE FULL YEAR

AT THE LOW END OF A 6% TO 8% RANGE

KEY FIGURES

• Like-for-like sales up 6.0% • Current operating income on a like-for-like basis down 9.3% against a 33% increase in 2004 compared to the previous year	• Net income down 17.7% • Earnings per share of €2.12 • Group net debt down 5.3%

GROUP HIGHLIGHTS

•	Further sharp decline of the German market has particularly impacted our Roofing business, with a €31M fall of the German current operating income.

•	The Cement current operating income has been impacted by the severe price competition experienced in the first half in Brazil, Malaysia and South Korea, which translates into a €58M negative impact on its current operating income. The situation has now been reversed in Malaysia and is stabilizing in South Korea.

•	Excluding these few countries, successful price increase implementation in cement markets has overall offset sharp increases in energy and transportation costs.

•	Aggregates & Concrete and Gypsum delivered solid results.

•	Benefits from recent acquisitions and slightly positive foreign exchange impact.

BERNARD KASRIEL, LAFARGE CHIEF EXECUTIVE OFFICER, SAID:

“These results, weaker in comparison with a particularly strong first half 2004, derive from difficult market conditions experienced in the first half in Brazil, Malaysia, South Korea in Cement, and in Germany across all our businesses.

However, we expect a strong second half 2005, with favorable trends of our volumes overall, further price improvements in cement and aggregates, a return to a normal competitive environment in Malaysia and a stabilization of the situation in South Korea. We remain concerned with the continued, stronger than expected, deterioration of the German construction market. We therefore expect the growth of our full year like-for-like current operating income to be robust, at the low end of a 6 to 8% range previously stated.

Our unprecedented capacity expansion program is moving forward particularly in Cement and Gypsum to support market growth, and will start to deliver in 2006. Our recent move in China by partnering with Shui On is another step forward to capture high growth market opportunities.”

CONSOLIDATED ACCOUNTS AS AT JUNE 30, 2005

	June 30, 2005 € Million	June 30, 2004 € Million	Variation
Sales	7,220	6,794	+6.3%
Current operating income	837	903	-7.3%
Net income, Group share	359	436	-17.7%
Net income per share in €	2.12	2.64	-19.7%
Cash flow from operations	798	934	-14.6%
Group net debt	7,863	8,303	-5.3%

Page 2 of 66 Total Pages

CURRENT OPERATING INCOME AS AT JUNE 30, 2005

	June 30, 2005 € Million	June 30, 2004 € Million	Variation %	Like-for-like %
Cement	652	670	-2.7%	-4.7%
Aggregates and Concrete	108	99	+9.1%	+4.9%
Roofing	24	67	-64.2%	-63.9%
Gypsum	79	74	+6.8%	+5.7%
Other	-26	-7	—	—
TOTAL	837	903	-7.3%	-9.3%

HIGHLIGHTS BY DIVISION (In the text below, all variances are expressed on a like-for-like basis)

Cement

•	Current operating income down 4.7%.

•	The cement division current operating income has been strongly impacted by the severe price competition experienced in the first half in Brazil, Malaysia and South Korea.

•	Excluding these markets, price increase implementation has overall successfully offset the very high increase in energy and transportation costs.

•	In some markets (North America, Spain), strong demand required additional imports in a context of very high sourcing costs, to support long-term relationship with customers.

•	In North America, the 28% growth in current operating income essentially reflects the significant improvement in the South East.

•	The 10% decline of current operating income in Western Europe derives from mixed situations across the region, with robust growth in France being more than offset by weakness in volumes in Germany, UK and Greece.

Aggregates and Concrete

•	Current operating income increased by 4.9%.

•	Strong volumes and price increases in Aggregates overall and good asphalt performance contributed to the growth.

•	Despite good volumes outside North America, Concrete results were impacted by sharp increases in transportation and raw materials costs.

Roofing

•	Current operating income fell 63.9%.

•	The renewed decline in the German construction market resulted in a loss being recorded in the German operations despite the extensive restructuring, causing most of the sharp fall in the division results.

•	France, UK and Malaysia saw slight declines while further growth was recorded in North America.

Gypsum

•	Current operating income grew 5.7%.

•	North America continued to improve significantly, benefiting from further price increase and high demand.

•	This growth was partly offset by France, where the price increase was insufficient, and a significant market slowdown in South Korea, Poland and Australia.

Page 3 of 66 Total Pages

OUTLOOK

•	The second half of 2005 will compare with a less favorable second half of 2004.

•	Overall, further volume growth is expected.

•	Price increases will be ahead of cost increases in most markets. Cement prices are now back to their previous sustainable level in Malaysia and the cement situation has stabilized in South Korea.

•	However, no sign of stabilization of the German construction market is expected before the end of the year, and severe price competition is likely to continue in Brazil. .

•	The favorable trends of the second half should translate into a growth of current operating income like-for-like for the full year at the low end of a 6% to 8% range.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

Lafarge’s next financial publication - 2005 9 months sales - will be on October 20, 2005 (before the Euronext stock market opens.)

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-92-93 james.palmer@lafarge.com

Amanda Jones: 33-1 44-34-19-47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding volume trends and pricing environment in the second half of 2005, as well as our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 4 of 66 Total Pages

PRACTICAL INFORMATION

There will be a French press conference at 09.00 CET at Lafarge (61 rue des Belles Feuilles – 75016 Paris).

There will be an analyst presentation at 11.00 CET at Lafarge at 61 rue des Belles Feuilles, 75116 Paris. The presentation will be in made in English with simultaneous French translation. This presentation (including the slides) will also be available through a webcast facility on Lafarge website (www.lafarge.com) or at the following numbers:

•	Dial in from France: +33 (0)1 70993506

•	Dial in from the UK: +44 2079475018

•	Toll free from the UK: 0 800 3583 798

•	Toll free from the US: 18664327186

Playback available online through www.lafarge.com or by phone from September 8th 2005 to September 15th, 2005 at the following numbers:

•	France playback number: +33(0) 488915352

•	UK playback number: +44 207 081 9440

•	UK toll free number : 0 800 358 5416

•	US toll free number: + 1866 717 8634

Pincode for all numbers: 814642

There will be a question and answer session at 17.00 UK time at The Founder’s Hall, Number One, Cloth Fair, London EC1A 7HT which may also be available through a webcast facility on Lafarge website (www.lafarge.com) or at the following numbers:

•	Dial in number from UK: +44 2079475018

•	Toll free (from the UK only): 0 8003583798

•	Toll free (from the US only): 18664327186

Playback facility available online through www.lafarge.com or by phone from September 8th, 2005 to September 15th at the following numbers:

UK playback number: +44 207 081 9440

Toll free from the UK only: 0800 358 5416

Toll free from the US only: 1866 717 8634

Pincode for all numbers: 897784

Page 5 of 66 Total Pages

1- Consolidated key figures	page 7

2- Review of operations and financial results	page 9

3- Consolidated Financial Statements	page 20

4- Notes to the Consolidated Financial Statements	page 25

Page 6 of 66 Total Pages

Page 7 of 66 Total Pages

Consolidated key figures

Sales
(Millions of euros)	2005H1	2004H1	05/04
			(current)
By geographical zone of destination
Western Europe	3,064	2,990	2%
North America	1,834	1,645	11%
Mediterranean Basin	291	259	12%
Central and Eastern Europe	358	332	8%
Latin America	320	284	13%
Africa	654	557	17%
Asia /Pacific	699	727	-4%
By business line
Cement	3,482	3,275	6%
Aggregates & Concrete	2,329	2,097	11%
Roofing	681	711	-4%
Gypsum	717	676	6%
Others	11	35	-69%
Total	7,220	6,794	6,3%

Current operating income
(Millions of euros)	2005H1	2004H1	05/04
			(current)
By geographical zone of destination
Western Europe	391	466	-16%
North America	101	69	46%
Mediterranean Basin	83	76	9%
Central & Eastern Europe	44	48	-8%
Latin America	65	77	-16%
Africa	126	92	37%
Asia/Pacific	27	75	-64%
By business line
Cement	652	670	-3%
Aggregates & Concrete	108	99	9%
Roofing	24	67	-64%
Gypsum	79	74	7%
Other	-26	-7	-271%
Total	837	903	-7,3%

Page 8 of 66 Total Pages

Page 9 of 66 Total Pages

Review of operations and financial results

for the first half of 2005

GROUP RESULTS

(NB: All financial figures in 2005 are now in IFRS, thus H1 2004 figures have been restated and may therefore differ from those published during 2004)

Overview on the results for the first half of 2005

Sales

Sales were up 6.3% to €7,220 million as at June 30, 2005 compared to first half 2004 sales of €6,794 million. The net scope effect was at 0.9%. Foreign exchange variations impacted sales by -0.6%. Like for like sales rose by 6.0% for the first six months of the year and by 9.0% in the second quarter. The strong level of sales in the first half resulted from overall favorable market conditions and from successful price increase implementation needed in many markets to offset the higher energy and transportation costs. Market conditions were particularly strong in North America, France, around the Mediterranean and across Africa. As expected, South Korea, Malaysia, Brazil and Germany have experienced very challenging market conditions.

Current Operating Income(1)

Current Operating Income was down by 7.3% between the first half of 2004 and 2005, from 903 million euros to 837 million euros. This decline should be taken in the context of the 31% increase in the first half of 2004 versus 2003. Foreign currency fluctuations had a slightly positive effect of 3 million euros. Changes in the scope of consolidation accounted for a net increase of 16 million euros and are essentially due to the acquisition of Cementos Selva Alegre in Ecuador at the end of 2004 and of Hupfer Holdings by the Aggregates and Concrete Division in 2004.

At constant scope and exchange rates, Current Operating Income declined by 9.3%.

In the majority of our markets, the sharp increase in energy and transportation costs had no impact on Current Operating Income since it was generally offset by improved pricing. The decline in Current Operating Income is due to difficult market conditions in four material countries in our portfolio: Germany, particularly for the roofing Division, South Korea, Malaysia and Brazil.

By Division, Current Operating Income, at constant scope and exchange rates, shows a sharp decline in the Roofing Division, compared to a strong first half of 2004, a moderate decline in the Cement Division, and an improvement in the Aggregates and Concrete Division and in the Gypsum Division.

By division, sales and operating results in the first half of 2005 were as follows.

(1)	Named previously as Operating Income on Ordinary Activities

Page 10 of 66 Total Pages

CEMENT: 78% OF TOTAL CURRENT OPERATING INCOME at the end of June 2005

€ million	30/06/05	30/06/04	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination
Sales	3,482	3,275	+6.3%	+6.1%	+6.5%
Current Operating Income	652	670	- 2.7%	- 4.7%	—

Sales

in the first half rose by 6.5% excluding foreign exchange, scope effects, and before inter divisional sales elimination (+2.1% in Quarter 1, +9.9% in Quarter 2). Volumes in 2005 were in line with the strong level achieved in the first half of 2004. Year on year price growth was significant in an environment of higher energy and transportation costs compared to the same period last year.

Current Operating Income

of the Cement Division declined by 2.7% to 652 million euros in the first half of 2005 compared to 670 million euros in the first half of 2004. Currency fluctuations had a small positive impact of 0.6% or 4 million euros. Net changes in the scope of consolidation had a 1.4% or 10 million euros positive impact on Current Operating Income due mainly to the acquisition of Cementos Selva Alegre in Ecuador.

At constant scope of consolidation and exchange rates, Current Operating Income declined by 4.7% with overall stable volumes, and the sharp rise in energy costs was generally offset by price increases, with the noticeable exception of South Korea, Brazil and Malaysia which have suffered from difficult market conditions. In addition, higher sourcing costs to meet surges in demand in markets affected by production capacity shortage and frontloading of fixed costs in the first 6 months of the year have penalized Current Operating Income.

WESTERN EUROPE

Current Operating Income : €260 million

(€290 million end of June 2004)

Sales

were slightly up overall with good growth in France and Spain. Noticeable price improvements were experienced in Germany and the UK. The favorable pricing trends across much of the region offset the significantly lower volumes in Germany, UK and Greece.

Current Operating Income

in Western Europe declined by 10% to 260 million euros compared to 290 million euros in the first half of 2004. Current Operating Income at constant scope of consolidation and exchange rates declined by 10% compared to 2004. The evolution of Current Operating Income was mixed across the region. The strong construction market led to robust growth in Current Operating Income in France, despite higher energy expenses. The improvement in prices in Germany allowed for losses incurred in 2004 to be greatly reduced in the first half of 2005, however the weakness in volumes limited the extent of the improvement. In the United Kingdom, Current Operating Income was down despite improved prices offsetting a significant

Page 11 of 66 Total Pages

portion of the negative impact of the lower volumes sold and increased energy costs. In Greece Current Operating Income was down as a result of the decline in volumes following the Olympic Games, and of the increase in energy costs.

NORTH AMERICA

Current Operating Income : €81 million

(€62 million end of June 2004)

Sales

posted strong, with sustained volume growth and strong price increases throughout the first half.

Current Operating Income

in North America grew by 31% to 81 million euros compared to 62 million euros in 2004. Currency fluctuations had a positive impact on Current Operating Income of 2 million euros. There was no scope effect. At constant exchange rates, Current Operating Income in North America grew by 28% reflecting the strong market, with record volumes and favorable pricing trends. The significant increase in Current Operating Income was achieved in a context of some cost pressure from higher energy costs and some additional costs associated with meeting the surge in demand. Particular improvement in performance was seen in the South East region.

EMERGING MARKETS

Current Operating Income : €311 million

(€318 million end of June 2004)

Sales

Overall sales grew by 7.1% with all regions delivering positive growth with the exception of Asia.

Sales in Eastern Europe grew in the first six months after a particularly weak first quarter. Romania, Serbia and Russia continue to see robust sales. The construction market in Poland remains uncertain with volumes down on 2004 levels.

Strong sales growth was recorded in the Mediterranean Basin particularly in Jordan, Turkey, Egypt and with an improving trend in Morocco.

In Africa, sales benefited from favorable volume and pricing trends across the region.

In Asia, construction markets remain very mixed across the region. Volumes grew in India and Malaysia but remained weak in South Korea in a context of depressed demand, and saw a decline in the Philippines. The decline in sales is essentially due to the severe price competition experienced in Malaysia and South Korea in the first half. Prices continued to improve in the Philippines.

In Latin America, sales were slightly down as severe price competition caused a sharp fall in Brazil. Venezuela continued to show good improvement.

Current Operating Income

in emerging markets declined by 2.2% to 311 million euros compared to 318 million euros in the first half of 2004. Currency fluctuations were varied country to country but overall had a positive impact on Current Operating Income of 5 million euros. Changes in the scope of consolidation had a positive impact of 9 million euros arising primarily from the acquisition of Cementos Selva Alegre in Ecuador. Current Operating Income at constant scope and exchange rates declined by 7%.

•

In Central and Eastern Europe Current Operating Income grew by 2% to 41 million euros compared to 40 million euros in the first half of 2004 due to the positive impact of currency fluctuations on the region’s Current Operating Income which amounted to 5 million euros. Current Operating Income at constant

Page 12 of 66 Total Pages

scope and exchange rates was down by 10%, due to lower volumes in Poland and higher first half costs in Romania and Russia compared to 2004. A return to profitability in Serbia helped offset part of the decline.

•	In the Mediterranean basin, Current Operating Income increased by 14% to 80 million euros from 70 million euros in the first half of 2004. The negative impact of currency fluctuations on the region’s Current Operating Income amounted to 2 million euros. Current Operating Income at constant scope and exchange rates grew by 17% with strong growth in Current Operating Income in Turkey and Jordan where volume growth was strong and price increases offset higher energy costs. In Egypt Current Operating Income increased slightly due to higher prices more than offsetting the rise in fuel costs. Current Operating Income in Morocco was slightly down.

•	In Latin America, Current Operating Income declined by 15% from 72 million euros in the first half of 2004 to 61 million euros. Net currency fluctuations on the region’s Current Operating Income amounted to a positive 1 million euros. Changes in the scope of consolidation had a positive impact of 8 million euros arising primarily from the acquisition of Cementos Selva Alegre in Ecuador. At constant scope and exchange rates, Current Operating Income was down 26%. In Brazil the severe price competition led to a 66% fall in Current Operating Income. Elsewhere in the region a good recovery in prices in Honduras led to a significant growth in Current Operating Income.

•	In Sub-Saharan Africa and the Indian Ocean, Current Operating Income grew strongly by 47% to 106 million euros up from 72 million euros in the first half of 2004. The negative impact of currency fluctuations on the region’s Current Operating Income amounted to 1 million euros. At constant scope of consolidation and exchange rates, Current Operating Income grew by 46% with strong growth in Nigeria and South Africa. In Nigeria favorable pricing trends more than offset increased costs. In South Africa the buoyant construction market continued to drive margin growth. Current Operating Income in Kenya and Uganda rose sharply due to strong volumes.

•	In Asia Current Operating Income declined by 64% from 64 million euros in the first half of 2004 to 23 million euros. There was no net impact of currency fluctuations on the region’s Current Operating Income. At constant scope of consolidation and exchange rates, Current Operating Income also declined by 64%. In both South Korea and Malaysia operating losses were recorded as margins collapsed in the context of severe price competition. Prices have however returned to normal levels in Malaysia since the end of the first half. The recovery in prices in the Philippines has continued to deliver an improved Current Operating Income as well as offsetting higher energy costs. In India whilst solid sales growth was seen, the Current Operating Income was slightly down due to higher coal costs.

Page 13 of 66 Total Pages

AGGREGATES & CONCRETE: 13% OF TOTAL CURRENT OPERATING INCOME

€ million	30/06/05	30/06/04	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination
Sales	2,329	2,097	+11.1%	+9.8%	+9.8%
Current Operating Income	108	99	+9.1%	+4.9%	—

•	Aggregates and other related products—Current Operating Income: €66 million (€50 million in the first half of 2004)

•	Concrete and other related products—Current Operating Income: €42 million (€49 million in the first half of 2004)

Sales

First half sales rose 9.8%, driven by solid pricing gains in a context of rising costs throughout most markets and good volumes, particularly in the second quarter.

Current Operating Income

of the Aggregates & Concrete Division increased by 9.1% to 108 million euros, up from 99 million euros in the first half of 2004. Currency fluctuations had a negative impact of 1 million euros. Net changes in the scope of consolidation had a positive impact of 5 million euros, arising from small & medium sized aggregates acquisitions, essentially in France and Switzerland (Hupfer), and also in Ukraine and Greece. At constant scope of consolidation and exchange rates, Current Operating Income grew by 4.9%. Current Operating Income for aggregates totaled 66 million euros up 32% from 50 million euros in the first half of 2004. Currency fluctuations had a negative impact of 1 million euros. The Current Operating Income for concrete totaled 42 million euros down on the first half of 2004 from 49 million euros. The increase in the Current Operating Income of the Division as a whole was derived from significantly improved asphalt and paving performance, strong price increases in aggregates, and to a lesser extent from good volumes in concrete outside of North America.

WESTERN EUROPE

Sales

are up in both aggregates and concrete in Western Europe. For aggregates this was the result of good pricing trends and much improved asphalt activities in the UK. However aggregates volumes were down after the weak, weather impacted, first quarter and a decline of the UK market. In concrete, sales increased strongly in Western Europe due to good pricing trends and good volumes in most markets.

Current Operating Income

in Western Europe grew by 15% to 93 million euros. The net positive effect of changes in the scope of consolidation arose to 6 million euros (Hupfer). The improvement in Current Operating Income was driven by the improvement in the asphalt activities in the UK, following the poor market in 2004, and by good pricing in all product lines throughout Europe. Region and product mix meant that good volumes in

Page 14 of 66 Total Pages

concrete in both France and in the UK offset the slight decline in aggregates encountered in most Western European markets, as a consequence of lower infrastructure spending.

NORTH AMERICA

Sales

Both aggregates and asphalt and paving sales were particularly strong in North America, driven by favorable volumes and prices. For concrete, good price and product mix improvements more than offset the slight weather related decline in volumes.

Current Operating Income

in North America, slipped from – 1 million euros to – 3 million euros. The Current Operating Income in aggregates was in line with the first half of 2004 and there was some improvement in asphalt and paving, but these were offset by weak concrete margins in particularly in Eastern Canada and also in South East US, due to poor volumes and strong cost inflation (cement, energy) that could not be fully offset by the robust price increases so far passed.

ELSEWHERE IN THE WORLD

Current Operating Income

totaled 18 million euros compared to 19 million euros in the first half of 2004. Continued good progress of the Current Operating Income in South Africa, driven by the strong construction market, and in Poland were offset by weaknesses in Brazil and Romania.

ROOFING: 3% of Total Current Operating Income

€ million	30/06/05	30/06/04	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination
Sales	681	711	- 4.2%	- 5.9%	- 5.9%
Current Operating Income	24	67	- 64.2%	- 63.9%	—

Sales

In the first half of 2005 were down by 5.9% excluding foreign exchange, scope effects, and before inter divisional sales elimination (-9.1% in Quarter 1, -3.8% in Quarter 2). Much of this decline resulted from the renewed weakness in Germany.

Current Operating Income

was down 64.2% to 24 million euros from 67 million euros in the first half of 2004. There was no impact from currency fluctuations. The renewed decline in the German construction market, after some respite in the first half of 2004, resulted in a loss being recorded in the German roofing operations. This poor result is the main cause of the sharp fall in the Division’ Current Operating Income.

WESTERN EUROPE

Sales

Page 15 of 66 Total Pages

In comparison to a very strong first half 2004, sales were down in many countries, with a severe drop in both volumes and prices in Germany.

Current Operating Income

in Western Europe fell by 75% to 13 million euros, down from 52 million euros in the first half of 2004. In Germany, after some respite in the first half of 2004, the renewed weakness in the construction market continued from the second half of 2004 with volumes falling further and severe price competition. Despite the extensive restructuring of the German operations, the extent of this renewed decline led to a sharp drop in capacity utilization and very poor contribution generation. As a consequence an operating loss of 10 million euros was recorded in Germany compared to a Current Operating Income in the first half of 2004 of 21 million euros. Other Western European countries also saw a decline in Current Operating Income as a result of the weak market in the UK and from production difficulties in France, although some improvement was seen in Scandinavia.

NORTH AMERICA AND OTHER COUNTRIES

Sales

Good housing market conditions continued to drive sales growth in the United States.

Current Operating Income

declined slightly to 11 million euros from 15 million euros in the first half of 2004. North America continued to record strong growth in its Current Operating Income due to strong sales, but a lower Current Operating Income was recorded in Eastern Europe and in Malaysia in the context of the disappointing construction markets.

GYPSUM: 9% OF TOTAL CURRENT OPERATING INCOME

€ million	30/06/05	30/06/04	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination
Sales	717	676	+6.1%	+6.3%	+7.1%
Current Operating Income	79	74	+6.8%	+5.7%	—

Sales

in the first half of 2005 rose 7.1% excluding foreign exchange, scope effects, and before inter divisional sales elimination (+4.5% in Quarter 1, +9.7% in Quarter 2). The increase in sales was largely driven by favorable market conditions in North America, with higher prices and good volume growth.

Current Operating Income

grew by 6,8% to 79 million euros up from 74 million euros in the first half of 2004. Currency fluctuations had a slight positive impact on the Current Operating Income. At constant scope, Current Operating Income increased by 5.7%.

Page 16 of 66 Total Pages

WESTERN EUROPE

Sales

In Western Europe were up overall, with favorable markets in British Isles, France and Italy, and a stronger price trend in Germany.

Current Operating Income

in Western Europe was at a similar level to the first half of 2004 (46 million euros). Germany returned to profit with improved pricing but France suffered from stiffer competition.

NORTH AMERICA

Sales

Favorable market conditions were seen in North America, with higher prices and good volume growth

Current Operating Income

in North America continued to improve significantly. A substantial improvement was delivered, with the Current Operating Income growing to 19 million euros compared to 6 million euros generated in the first half of 2004 in the context of strong price growth and high volume demand.

OTHER COUNTRIES

Current Operating Income

was down by 36% to 14 million euros, compared to 22 million euros in the first half of 2004 due to significant market slow-down in South Korea, Poland and Australia (New South Wales), and a price level in Thailand eroded by competition from imports.

OTHER (INCLUDING HOLDINGS)

The operating loss of our other operations rose to 26 million euros in the first half of 2005 compared to a negative 7 million euros in the first half of 2004 being adversely affected by IFRS accounting charges related to stock options and to the cost of an employee share ownership scheme which was launched in April 2005.

OTHER INCOME STATEMENT ITEMS

Non-recurring items: €56 million (€23 million in the first half of 2004)

Gains (losses), net, on disposals amounted to 3 million euros compared to 13 million euros in the first half of 2004.

Other income (expenses), net, represented a net expense of 59 million euros, compared to a net expense of 36 million euros in the first half of 2004. The increase in other expenses compared to the first half of 2004 reflects mostly the cost of the restructuring actions launched to combat the impact of difficult business conditions being encountered in South Korea and in Roofing in Germany.

Net interest expenses: €181 million (€239 million in the first half of 2004)

Financial expenses, net decreased by 24%, from 239 million euros to 181 million euros. Financial expenses, net are comprised of financial expenses on net indebtedness and other financial income and expenses including foreign exchange gains and losses. Financial expenses on net indebtedness decreased by 9%, from 235 million euros to 214 million euros as the result of the decrease in average net debt between the first half of 2004 and the first half of 2005. The average interest rate on our debt was 5.6% on June 30, 2005 as compared to 5.5% on June 30, 2004. Other financial income and expenses was

Page 17 of 66 Total Pages

a net gain of 33 million euros compared to a net loss of 4 million euros in the first half of 2004. Foreign exchange gains amounted to 19 million euros compared to 13 million euros in the first half of 2004.

Income from equity affiliates: €14 million (€43 million in the first half of 2004)

The share of net income in equity affiliates decreased to 14 million euros from 43 million euros mainly due to the disposal of the stake in Molins in second half of 2004 and the disposal of the stake in Carmeuse North America at year end 2004.

Income tax: €217 million (€163 million in the first half of 2004)

Income tax increased between the first half of 2004 and 2005 essentially as a result of the one off tax impact of 80 million euros due to the repatriation into the United States by Lafarge North America of 1.1 billion dollars of cash held in its Canadian subsidiary. Tax efficient restructurings have allowed to contain the Group effective tax rate at 36.2%.

Minority interests: €38 million (€85 million in the first half of 2004)

Minority interests declined to 38 million euros in the first half of 2005 as a consequence of the one off tax charge recorded by Lafarge North America and of reduced results in Malaysia, South Korea and Greece.

Net income, Group share: €359 million (€436 million in the first half of 2004)

Net income declined by 18% between the first half of 2004 and the first half of 2005, from 436 million euros to 359 million euros.

Earnings per share: €2.12 (€2.64 at June 30th 2004)

Earnings per share was down by 20% to 2.12 euros compared to 2.64 euros at June 30th 2004. The average number of shares outstanding during the first half of 2005 was 169.1 million compared to 165.4 million in the first half of 2004. The increase in the number of shares is essentially due to the 3.5 million shares issued to shareholders opting for the reinvestment of the dividend.

CASHFLOW STATEMENT

Net cash from operations decreased by 272 million euros in the first half of 2005 to 340 million euros (€612 million at the end of June 2004)

The decrease arose from lower profits and from additional working capital requirements associated with the strong rebound in sales in the second quarter. These additional requirement amounted to 458 million euros, 136 million euros more than in the first half of 2004.

Net cash used in investing activities amounted to €679 million (€603 million in the first half of 2004)

Sustaining capital expenditures (ie ongoing upgrading and modernization of existing facilities) totaled €327 million (€257 million in the first half of 2004).

Capital expenditures for new capacity totaling €133 million (€71 in the first half of 2004), included expenditures on major cement projects such as the new production line in Mexico (€32 million), and to a lesser extent the addition to capacity in China and in Morocco.

External development totaled €283 million (€293 million in the first half of 2004), of which the most significant were:

•	the buyout of minority interests held by State of Wisconsin Investment Board (SWIB) in the cement activities in South Korea, India and Japan for 107 million euros.

•	the acquisition, for 32 million euros of a cement grinding facility at Esfera in Spain

•	the acquisition of the West Thurrock cement terminal, London, UK for 24 million euros.

•	the acquisition of Minimix operations in Wales in the UK for 22 million euros.

•	the building of a cement plant in Bangladesh for 16 million euros

Page 18 of 66 Total Pages

Disposals of €58 million (€70 million in the first half of 2004) were made up of a variety of small divestments of non core assets.

BALANCE SHEET STATEMENT

Total equity as at June 30, 2005 stood at €10,907 million (€9,901 million at the end of December 2004).

The increase from the end of December 2004 is mainly explained by the positive foreign currency translation effect resulting from the strengthening of the US dollar and a number of other currencies against the euro.

Net consolidated debt totaled 7,863 million euros, an increase of 905 million euros from 6,958 million euros at the end of 2004 (including the impact of currency fluctuations of 287 million euros).

OUTLOOK

•	The second half of 2005 will compare with a less favorable second half of 2004.

•	Overall, further volume growth is expected.

•	Price increases will be ahead of cost increases in most markets. Cement prices are now back to their previous sustainable level in Malaysia and the cement situation has stabilized in South Korea.

•	However, no sign of stabilization of the German construction market is expected before the end of the year, and severe price competition is likely to continue in Brazil. .

•	The favorable trends of the second half should translate into a growth of current operating income like-for-like for the full year at the low end of a 6% to 8% range.

Statements made in this press release that are not historical facts, including statements regarding volume trends and pricing environment in the second half , as well as our expected operating income are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 19 of 66 Total Pages

Page 20 of 66 Total Pages

Consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

(in million euros, except per share data)	06/30/2005	06/30/2004	12/31/2004
Revenues	7,220	6,794	14,436
Cost of sales	(5,407)	(4,967)	(10,402)
Selling & administrative expenses	(976)	(924)	(1,833)

Current operating income	837	903	2,201
Gains on disposal, net	3	13	91
Other operating income (expenses)	(59)	(36)	(218)

Operating income	781	880	2,074
Finance (costs) / income	(181)	(239)	(547)
Income from associates	14	43	74

Income before income tax	614	684	1,601
Income tax	(217)	(163)	(267)
Net Income	397	521	1,334

Out of which:
Group share	359	436	1,046
Minority interests	38	85	288
Basic earnings per share (euros)	2.12	2.64	6.26
Diluted earnings per share (euros)	2.11	2.60	6.13
Average number of outstanding shares (in thousands)	169,145	165,397	167,204

Page 21 of 66 Total Pages

CONSOLIDATED BALANCE SHEETS

(in million euros)	30/06/2005	30/06/2004	31/12/2004
NON CURRENT ASSETS	19,589	19,058	18,241
Goodwill	6,446	6,286	5,998
Intangible assets	352	316	308
Property, plant and equipment	11,431	10,828	10,587
Investments in associates	364	643	372
Other financial assets	634	690	662
Derivative instruments	15	—	—
Deferred income tax asset, net	327	260	280
Restricted cash	20	35	34

CURRENT ASSETS	7,119	6,340	6,259
Inventories	1,730	1,548	1,509
Trade receivables	2,994	2,742	2,264
Other receivables	999	674	727
Derivative instruments	135	34	209
Cash and cash equivalents	1,261	1,342	1,550

Total assets	26,708	25,398	24,500

CAPITAL AND RESERVES
Common stock	700	684	684
Additional paid-in-capital	6,259	6,001	6,013
Treasury shares	(100)	(104)	(102)
Retained earnings	1,290	751	1,337
Other reserves	64	(22)	32
Foreign currency translation	434	135	(182)

Shareholders’ equity	8,647	7,445	7,782
Minority interests	2,260	2,015	2,119

TOTAL EQUITY	10,907	9,460	9,901

NON CURRENT LIABILITIES	9,296	10,401	9,774
Deferred income tax liability	711	699	632
Pension & other employee benefits provisions	1,301	1,292	1,234
Other provisions	989	942	920
Long-term debt	6,275	7,403	6,959
Derivative instruments	20	65	29
PUT OPTIONS ON SHARES OF SUBSIDIARIES	207	324	299
CURRENT LIABILITIES	6,298	5,213	4,526
Pension & other employee benefits provisions, current portion	102	121	121
Other provisions, current portion	101	115	118
Trade payables	1,441	1,348	1,424
Other payables	1,788	1,620	1,387
Income tax payable	94	122	46
Short term debt and current portion of long term debt	2,680	1,833	1,387
Derivative instruments	92	54	43

Total equity and liabilities	26,708	25,398	24,500

Page 22 of 66 Total Pages

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million euros)	06/30/2005	06/30/2004	12/31/2004
NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income	397	521	1,334
Adjustments for income and expenses non cash or not related to operating activities, for financial expenses and income taxes:
Depreciation and amortization of assets	454	438	898
Impairment losses	9	6	132
Income from associates	(14)	(43)	(74)
Gains on disposal, net	(3)	(13)	(91)
Finance costs (income)	181	239	547
Income taxes	217	163	267
Others, net	41	29	(13)
Change in operating working capital items, excluding financial expenses and income taxes	(458)	(322)	(271)

Net cash provided by operating activities before impacts of financial expenses and income taxes	824	1,018	2,729

Cash payments for financial expenses	(221)	(171)	(398)
Cash payments for income taxes	(263)	(235)	(454)

Net cash provided by operating activities	340	612	1,877

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Capital expenditures	(534)	(362)	(1,133)
Investment subsidies received	—	—	1
Investment in consolidated companies (1)	(168)	(249)	(309)
Investment in associates	(4)	(2)	(4)
Investment in non consolidated companies	(37)	(8)	(111)
Increase (decrease) in treasury shares	2	—	2
Disposals (2)	58	70	574
Net (increase) decrease in long-term receivables	4	(52)	10

Net cash provided by (used in) investing activities	(679)	(603)	(970)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of common stock	252	211	217
Proceeds from issuance of common stock – minority interests subscription	33	6	38
Dividends paid	(408)	(382)	(383)
Dividends paid by subsidiaries to minority interests	(94)	(74)	(121)
Proceeds from issuance of long-term debt	1,166	597	958
Repayment of long-term debt	(895)	(503)	(1,783)
Increase (decrease) in short-term debt	(101)	(66)	218

Net cash provided by (used in) financing activities	(47)	(211)	(856)

Increase (decrease) in cash and cash equivalents	(386)	(202)	51

Net effect of foreign currency translation on cash and cash equivalents	97	17	(28)
Cash and cash equivalents at beginning of year	1,550	1,527	1,527

Cash and cash equivalents	1,261	1,342	1,550

(1) Net of cash and cash equivalents of companies acquired	14	44	49
(2) Net of cash and cash equivalents of companies disposed of	2	—	7

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Outstanding shares	Treasury shares	Common stock	Additional paid-in- capital	Retained earnings	Changes in fair value & others	Treasury shares	Foreign currency translation	Shareholders’ equity	Minority interests	Equity
	(in number of shares)		(in million euros)
Balance at January 1, 2004	167,217,813	1,856,266	669	5,798	675	(14)	(104)	—	7,024	1,850	8,874

Available for sale investments						9			9		9
Cash-flow hedge instruments						61			61		61
Deferred taxes and others					(1)	(24)			(25)		(25)
Change in translation adjustments								(182)	(182)	(50)	(232)

Income and expenses recognized directly in equity			—	—	(1)	46	—	(182)	(137)	(50)	(187)

Net income					1,046				1,046	288	1,334

Total income and expenses for the period			—	—	1,045	46	—	(182)	909	238	1,147

Dividends paid					(383)				(383)	(121)	(504)
Issuance of common stock (dividend reinvestment plan)	3,483,477		14	193					207		207
Issuance of common stock (exercise of stock options)	217,788		1	9					10		10
Share based payments				13					13		13
Treasury shares		(21,870)					2		2		2
Other movements—minority interests									—	152	152

Balance at December 31, 2004	170,919,078	1,834,396	684	6,013	1,337	32	(102)	(182)	7,782	2 119	9,901

Available for sale investments						28			28		28
Cash-flow hedge instruments						5			5		5
Change in translation adjustments								616	616	192	808

Income and expenses recognized directly in equity			—	—	—	33	—	616	649	192	841
Net income					359				359	38	397

Total income and expenses for the period			—	—	359	33	—	616	1,008	230	1,238

Dividends paid					(408)				(408)	(94)	(502)
Issuance of common stock (dividend reinvestment plan)	3,995,201		16	232					248		248
Issuance of common stock (exercise of stock options)	85,677			4					4		4
Share based payments				11					11		11
Treasury shares		(25,527)					2		2		2
Other movements—minority interests									—	5	5

Balance at June 30, 2005	174,999,956	1,808,869	700	6,260	1,288	65	(100)	434	8,647	2,260	10,907

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Notes to the consolidated financial statements

(All figures are in million euros, unless indicated otherwise)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A – GENERAL INFORMATION

World leader in construction materials, the Group organized its operations into four divisions : Cement, Aggregates & Concrete, Roofing and Gypsum.

The Group’s shares have been traded on the Paris stock exchange since 1923 and have been a component of the French CAC-40 market index since its creation. They are also included in the SBF 250 index and the Dow Jones Eurostoxx 50 index. Since July 23, 2001, the Group’s shares have traded on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares, or ADSs under the symbol “LR”. Each ADS represents one-fourth of one share.

Lafarge is a French limited liability company (société anonyme) governed by French law. Our commercial name is “Lafarge”. The company was incorporated in 1884 under the name “J et A Pavin de Lafarge”. Currently, our by-laws state that the duration of our company is until December 31, 2066, and may be amended to extend our corporate life. Our registered office is located at 61 rue des Belles Feuilles, 75116 Paris, France. The company is registered under the number “542 105 572 RCS Paris” with the registrar of the Paris Commercial Court (Tribunal de Commerce de Paris).

These interim financial statements were examined by the Board of Directors on September 7, 2005.

B – BASIS OF PREPARATION

In accordance with the European Regulation n° 1606/2002 issued July 19, 2002, the 2005 consolidated financial statements of the Group are prepared in accordance with the International Financial Reporting Standards (1) endorsed at European level.

As stated by the CESR (Committee of European Securities Regulators) recommendation of December 2003, 2005 interim financial data is prepared on the basis of IAS/IFRS recognition and measurement principles which will be applicable at year end.

The 2004 comparative information has been restated in accordance with IFRS principles effective at the time these interim financial statements have been prepared, in accordance with IFRS 1 on First Time Adoption of IFRS. As required by this standard, should some standards or interpretations become effective by December 31, 2005 with retrospective application requested, both comparative information and information related to the first half of 2005 would be restated accordingly.

These interim financial statements are presented as required by the national reporting rules, described in the general regulation (“Règlement général”) set by the Autorité des Marchés Financiers (French securities and exchange commission). Accordingly, they do not include all the information requested in full disclosures that would be required by IFRS. While this is a departure from application of IAS 34, it nevertheless complies with the recommendations issued by the Autorité des Marchés Financiers (French securities and exchange commission) for interim financial statements published during this first year of effective application of IFRS.

(1)	International Financial Reporting Standards (IFRS) is the new label of IAS effective May 2002.

Page 26 of 66 Total Pages

Until December 31, 2004, the Group consolidated financial statements were prepared in accordance with the provisions of French accounting legislation and standards (“French GAAP”).

As a first-time adopter of IFRS at January 1, 2004, the Group has followed the specific prescriptions described in IFRS 1. The options selected for the purpose of the transition to IFRS are described in the following notes to the consolidated financial statements. Impacts of the transition on the balance sheet at January 1, 2004, the profit and loss for the period ended June 30, 2004 and the balance sheet at June 30, 2004 are presented and commented in note 9 of this interim report. Impacts of the transition on the balance sheet at December 31, 2004 and on the profit and loss for the year 2004 are available in Item 5-Transition to IFRS of the 2004 20-F.

C – PRINCIPLES OF CONSOLIDATION

Investments over which the Group exercises control, are fully consolidated. Control exists when the Group has the power directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Investments in companies in which the Group and third party investors have agreed to exercise joint control are consolidated by the proportionate consolidation method with the Group’s share of the joint ventures results of operations, assets and liabilities recorded in the consolidated financial statements.

Investments in which the Group has an equity interest representing a voting right of more than 20% and over which the Group exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany balances and transactions have been eliminated in consolidation. With respect to proportionately consolidated companies, intercompany transactions are eliminated on the basis of the Group’s interest in the entity involved.

D – USE OF ESTIMATES

The preparation of financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, such as depreciation and provisions, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from the estimates.

Significant estimates made by the management in the preparation of these financial statements include assumptions used for pension liabilities, deferred taxes, valuation estimates for long-lived assets and other investments, reserves as well as recorded and disclosed amounts for certain financial instruments.

E – TRANSLATION OF FINANCIAL STATEMENTS DENOMINATED IN FOREIGN CURRENCIES

1) General principle

The functional currency of the Group’s foreign subsidiaries is the applicable foreign currency.

The accounts of foreign subsidiaries, which functional currency is not the euro, are translated into euros using the period end closing rate of exchange for all balance sheet accounts. The average annual rate of exchange is applied to revenues, expenses and amounts presented on the statements of cash flows. The resulting translation adjustments are included as a separate component of shareholders’ equity.

Goodwill and fair value adjustments at the time of a business combination are considered as assets or liabilities of the acquired subsidiary. As such, they are recorded in the functional currency of the subsidiary and translated into euros using the period end closing rate of exchange.

Page 27 of 66 Total Pages

2) Hyper-inflationary countries

For companies that operate in countries which have been designated as hyper-inflationary, balance sheet amounts not already expressed in terms of the measuring unit current at the balance sheet date are restated by applying a general price index. Revenues and expenses in local currency are also restated on a monthly basis. Differences between original values and reassessed values are included in income.

In defining hyper-inflation, the Group employs criteria which include characteristics of the economic environment, such as inflation and foreign currency exchange rate fluctuations.

3) Specific treatment related to first-time adoption of IFRS

The Group, as permitted by IFRS 1, elected to “reset to zero” previous cumulative translation differences arising from the translation into euros of foreign subsidiaries’ financial statements denominated in foreign currency. The amount existing in the French GAAP accounts at January 1, 2004 has been included in retained earnings. This reclassification has no impact on Shareholder’s equity. Translation adjustments which predate IFRS transition will therefore not be included when calculating gains or losses arising from the future disposal of consolidated or associated entities.

F – BUSINESS COMBINATIONS, RELATED GOODWILL AND INTANGIBLE ASSETS

1) Business combinations

Business combinations after January 1, 2004

These business combinations are accounted for in accordance with the purchase method. Once control is obtained over a company, its assets and liabilities are recognized in accordance with the rules set in IFRS 3 “Business Combinations” and are measured at their fair value at the acquisition date. Any excess of the cost of acquisition over the Group’s share in the fair value of all identified assets and liabilities at the acquisition date is recognized as goodwill.

When the Group initially acquires a controlling interest in a business, any portion of the assets and liabilities retained by minority shareholders is also recorded at its fair value.

Accordingly, if the Group subsequently acquires the assets and liabilities considered held by minority shareholders, no additional fair value adjustment is recorded at that time. The difference between the purchase price and the carrying value of purchased assets and liabilities is recorded as goodwill.

Initial estimates of fair values are finalized within a one-year allocation period.

Specific treatment related to first-time adoption of IFRS

As permitted by IFRS 1, the Group has not restated the Business Combinations which predate the transition date (January 1, 2004).

For information, the Group has applied the purchase method to all its business combinations since January 1, 1989. Before January 1, 1989, positive and negative goodwill were written off against retained earnings.

2) Goodwill

As required by IFRS 3 “Business Combinations” and IAS 36 “Impairment of assets”, subsequent to January 1, 2004, goodwill is no longer amortized but is tested for impairment at least annually.

For information, before January 1, 2004, under French GAAP, the Group was amortizing goodwill on a straight-line basis over the estimated period of benefit, up to 40 years, which reflected the long-term nature of our business.

3) Indefinite life intangible assets recorded during a business combination

Under French GAAP, before January 1, 2004, non-amortizable intangible assets, such as market share, have been recognized through the purchase price allocation.

Page 28 of 66 Total Pages

These assets are not considered as a separately identifiable intangible asset under IAS 38 “Intangible assets”, but as a component of goodwill. They have been reclassified to goodwill at their carrying value as at January 1, 2004

G – REVENUE RECOGNITION

Consolidated revenues represent the value, before sales tax, of goods, products and services sold by consolidated enterprises as part of their ordinary activities, after elimination of intra-group sales.

Revenues from the sale of goods and products are recorded when the seller has transferred the significant risks and rewards of ownership of the goods to the buyer (generally at the date ownership is transferred).

Revenue is measured at the fair value of the consideration received or receivable, taking into account the amount of any trade discounts and volume rebates allowed by the entity.

Amounts billed to a customer in a sales transaction related to shipping and handling are included in “Revenues”, and costs incurred by the seller for shipping and handling are classified as “Cost of goods sold.”

H – CURRENT OPERATING INCOME

Current operating income, which represents the main performance indicator used by the Group, corresponds to net income before :

•	net gains or losses on the sale of assets ;

•	other operating income and expenses that mainly include :

•	Restructuring costs ;

•	Impairment of assets (including impairment of goodwill) ;

•	Litigation costs or costs related to highly unusual events.

•	financial costs and income ;

•	income taxes ;

•	income from associates.

I – FINANCE COSTS AND INCOME

Finance costs and income include :

•	interest charges and income relating to net consolidated debt, which consists of bonds, the liability component of compound instruments, other borrowings including lease-financing liabilities, and cash and cash equivalents;

•	other expenses paid to financial institutions for financing operations;

•	dividends received from non consolidated investments;

•	impact of discounting provisions (except employee benefits);

•	financial exchange gains and losses.

Finance income is presented on a separate line of the income statement when material.

J – EARNINGS PER SHARE

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed by dividing adjusted net income available to common shareholders by the weighted average number of common shares outstanding during the year adjusted to include any dilutive potential common shares.

Potential common shares include share options and convertible securities issued by the Group on its own common shares.

K – INTANGIBLE ASSETS

In accordance with criteria set in IAS 38 “Intangible assets”, only items for which future economic benefits are likely to flow to the Group are liable for recognition in the consolidated financial statements.

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Intangible assets include mainly depreciable items such as software, mineral rights, and real estate development rights.

Research and development costs

The Group is committed to improving its manufacturing process, maintaining product quality and meeting existing and future customer needs. These objectives are pursued through various programs.

In our businesses, expenses incurred are generally considered as research costs, in accordance with criteria set in IAS 38 – Intangible assets and are generally expensed as incurred.

L – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at historical cost.

In accordance with IAS 17 “Lease contracts”, the Group capitalizes assets financed through capital leases where the lease arrangement transfers to the Group substantially all the benefits and risks of ownership. Lease arrangement are evaluated upon the following criteria:

•	leased assets expected period of future benefit in relation to the assets’ useful lives,

•	the total future payments in relation to the fair value of the financed assets,

•	existence of transfer of ownership,

•	existence of a favorable purchase option,

•	specificity of the leased asset.

Interest on borrowings related to the financing of significant construction projects and incurred during development activities is capitalized in project costs.

Investment subsidies are deducted from the property, plant and equipment global value.

Depreciation on property, plant and equipment is calculated as follows:

•	Land is not depreciated.

•	Mineral reserves consisting of proven and probable reserves are depleted using the units-of-production method,

•	Buildings are depreciated using the straight-line method over estimated useful lives varying from 20 years for industrial buildings to 50 years for offices or residential properties.

•	Plant, machinery, equipment and installation costs are depreciated using the straight-line method over their estimated useful lives, ranging from 8 to 30 years.

The historical cost of assets are classified into specific cost categories based upon their distinct characteristics. Each cost category represents components with specific useful lives. Useful lives are reviewed on a regular basis and changes in estimates, when relevant, are accounted for on a prospective basis.

Generally, residual values are considered immaterial.

The depreciation expense is recorded in “Cost of sales” and “Selling and administrative expenses”, based on the function of the underlying assets.

M – IMPAIRMENT OF LONG-LIVED ASSETS

Goodwill

In accordance with IAS 36 “Impairment of assets”, the net book value of goodwill is reviewed at least annually, during the second half of the year, to take into consideration factors that may have affected the assets value and recoverability.

For the purpose of the test the Group’s net assets are allocated to Cash Generating Units or reporting units (CGUs). Our four divisions are considered to be our four reporting / operating segments, each comprised of multiple CGUs. Our CGUs represent businesses that are one level below the reporting/operating segment and, generally, perform one of our four activities in a particular country. The CGU is the level used by the Group to organize and present activities and results in its internal reporting.

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In its goodwill impairment test, the Group uses a combination of a market approach (fair value) and an income approach (value in use). In the market approach, we compare the carrying value of our CGUs with multiples of their Current operating income before depreciation and amortization. For CGUs presenting an impairment risk according to the market approach we then use the value in use approach. In the value in use approach, we estimate the discounted value of the sum of the expected future cash flows. If the carrying value of the CGU is higher than the higher of the fair value and the value in use of the related assets and liabilities, the Group records an impairment of goodwill (in “other operating expenses”) to reduce the carrying value of the CGU to its determined new value.

Evaluations for impairment are significantly impacted by estimates of future prices for our products, the evolution of expenses, economic trends in the local and international construction sector, expectations of long-term development of emerging markets and other factors. This also depends on the discount rates and perpetual growth rates used. The Group has defined country specific discount rates for each of its CGUs based on their Weighted Average Cost of Capital.

In some cases, the Group uses a third party valuation as part of its impairment test.

Tangible and amortized intangible assets

Whenever events or changes in circumstances indicate that the carrying amount of tangible and intangible assets may not be recoverable, the carrying value is compared with the estimated discounted future cash flows expected to result from the use of the assets and their possible disposal (value in use) and with the fair value when available. If the higher of the fair value and the value in use is less than the carrying amount of these assets, an impairment loss is recognized for the difference in the profit and loss (“other operating expenses”). The newly assessed asset is depreciated over the remaining life of the asset.

N – OTHER FINANCIAL ASSETS

Other investments consist of shares held in non consolidated companies, shares in listed companies treated as long-term equity investments and long-term receivables or deposits.

In accordance with IAS 39, the Group classifies financial assets in four categories : trading (assets that are bought and held principally for the purpose of selling them in the near term), held to maturity (assets with fixed or determinable payments and fixed maturity that the Group has a positive intent and ability to hold to maturity), loans and receivables (assets with fixed or determinable payments that are not quoted in an active market) and available for sale (all other assets).

Most of the marketable debt and equity securities of the Group are classified as available for sale. They are reported at their fair value (quoted price when available), with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

When an other-than-temporary impairment is identified, the impairment is recognized directly in profit and loss. The Group assesses other-than-temporary impairment based on the value in use of the investment. This value in use, assessed on an individual investment basis, is measured according to such criteria as the Group share of net assets, the stock price or expected future profitability, weighted by the effects of holding these investments in terms of the Group’s strategy, or synergy with existing businesses. Once impairment is recognized in profit and loss, any further increase in the investment fair value is recognized directly in equity.

Long-term receivables and deposits are classified as originated by the entity and are measured at amortized cost in accordance with the effective interest rate method. They are reviewed for impairment on an individual basis if there is any indication they may be impaired. Any difference between the carrying value and the impaired value (net realizable value) is recognized in profit and loss. The impairment loss can be reversed if the value is recovered in the future.

Financial assets that are designated as held to maturity are measured at amortized cost, in accordance with the effective interest rate method.

Trading investments are measured at fair value with gains and losses recorded as financial profits or expenses.

All financial assets are reviewed on an annual basis for impairment to assess if there is any indication that the asset may be impaired.

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O – DERECOGNITION OF FINANCIAL ASSETS

Under IAS 32, financial assets can only be derecognized when no further cash flow is expected to flow to the Group from the asset and if substantially all risks and rewards attached to the assets have been transferred.

For trade receivables, programs for selling receivables with recourse against the seller in case of recovery failure (either in the form of a subordinated retained interest or a direct recourse) do not qualify for derecognition.

P – INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method.

Q – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash, highly liquid investments and cash equivalents with an original maturity date of generally less than three months from the time of purchase.

Cash balances that are restricted from use (restrictions other than those linked to exchange controls or other legal restrictions in force in some countries) by the Group are excluded from cash and cash equivalents presented in the cash-flow statement and are classified in non current assets on the line “Restricted cash” in the balance sheet.

R – TREASURY SHARES

Treasury shares (own equity instruments held by Lafarge SA or other members of the consolidated group) are accounted for as a reduction of shareholders’ equity at acquisition cost and no further recognition is made for changes in fair value. When treasury shares are resold, any difference between the cost and fair value is recognized directly in shareholders’ equity.

S – FINANCIAL LIABILITIES AND DERIVATIVE INSTRUMENTS

1) Recognition and measurement of financial liabilities

Financial liabilities and long-term loans are measured at amortized cost calculated based on the effective interest rate method.

Accrued interests on loans are presented within “Other payables” in the balance sheet.

Financial liabilities hedged by an interest rate swap that qualifies for fair value hedge accounting are measured in the balance sheet at fair value for the part attributable to the hedged risk (risk related to changes in interest rates). The changes in fair value are recognized in earnings of the period of change and are offset by the portion of the loss or gain recognized on the hedging item that relates to the effective portion.

2) Compound instruments

Under IAS 32, Financial Instruments: Disclosure and Presentation, if a financial instrument contains components with characteristics of both liability and equity items, the issuer shall classify the component parts separately according to the definitions of the various considered items. Therefore, a separate presentation of liabilities and equity created by a single financial instrument is required.

This category includes financial instruments that create a debt for the issuer and grant an option to the holder to convert them into equity instruments of the issuer (e.g. bonds convertible into common shares).

The component classified as a financial liability is valued at issuance at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any shareholders’ equity derivative component as defined in the section of IAS 32 on compound instruments.

Page 32 of 66 Total Pages

The equity component is assigned the residual carrying amount after deducting from the instrument as a whole the amount separately determined for the liability component.

3) Derivative instruments and hedge relationships

The Group enters into financial derivative contracts only in order to reduce its exposure to changes in interest rates, foreign currency exchange rates and raw material prices on firm or highly probable commitments.

Forward exchange contracts and foreign currency swaps are used to hedge foreign currency exchange rate exposures.

The Group enters into various interest rate swaps to manage its interest rate exposure. The objective of the swaps is, depending on the circumstances, to modify instruments from fixed rate to floating and floating rate to fixed.

Pursuant to the guidance in IAS 39 and IAS 32, the Group records in its financial statements financial instruments which meet the criteria for recognition as derivatives. Derivative instruments are marked to market and recorded on the balance sheet at their fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Group designates its derivatives based on the criteria established by IAS 39.

In case of a fair value hedge relationship, changes in fair value on the hedging item are recognized in earnings of the period of change. The part corresponding to the efficient portion of the hedge is offset by the loss or gain recognized on the hedged item.

In case of a cash flow hedge relationship, changes in fair value on the hedging item that is determined to be an effective hedge are initially recognized directly in equity. The ineffective portion of the gain or loss is recognized in earnings immediately. The gain or loss recognized in equity is subsequently reclassified to profit and loss when the hedged exposure affects earnings.

For embedded derivatives, the gain or loss is recognized in earnings in the period of the change in fair value.

4) Put options on shares of subsidiaries

Under IAS 32, put options granted to minority interests of subsidiaries shall be considered as a debt. Balancing impacts are not specifically addressed in the IFRS.

As such, until the IFRIC issues specific guidance, the Group records a specific debt in the IFRS balance sheet by reclassifying the underlying minority interests and recording goodwill in the amount of any difference between the carrying value of minority interests and the value of the debt. No impact has been recorded in the IFRS Statement of income.

T – PENSIONS, END OF SERVICE BENEFITS AND OTHER POST RETIREMENT BENEFITS

Defined contribution plans

The Group accounts for pension costs related to defined contribution pension plans as they are incurred (in “cost of sales” or “selling and administrative expenses” based on the beneficiaries of the plan).

Defined benefit plans

Estimates of the Group’s pension and end of service benefit obligations are calculated annually, in accordance with the prescriptions included in IAS 19-Employee benefits, with the assistance of independent actuaries, using the projected unit credit method. This method considers best estimate actuarial assumptions including, the probable future length of the employees’ service, the employees’ final pay, the expected average life span and probable turn-over of beneficiaries.

The Group’s obligations are discounted by country based upon discount rates appropriate in the circumstances. The obligations are recognized based upon the proportion of benefits earned by employees as services are rendered.

Assets held by external entities to fund future benefit payments are valued at fair value at closing date.

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For most defined benefit plans, changes in actuarial assumptions which affect the value of the obligations and the differences between expected and actual long-term return on plan assets are accounted for as actuarial gains and losses.

The current period pension expense is comprised of the increase in the obligation, which results from the additional benefits earned by employees in the period, and the interest expense, which results from the outstanding pension obligation. The amounts described above are reduced by the expected return on plan assets.

Actuarial gains and losses which exceed a corridor corresponding to 10% of the greater of the fair value of plans assets and plan obligations are amortized to profit and loss over the expected remaining service lives of the related employees (“corridor” method).

The current period pension expense and yearly-amortized share of actuarial gains and losses are recorded in the Current operating income (in “cost of sales” or “selling and administrative expenses” based on the beneficiaries of the plan).

Pension plans amendments are, in general, recognized in profit and loss :

•	in the year of the amendment for the part related to vested benefits ;

•	over the remaining service life of related employees for the portion related to non-vested benefits.

In the event of overfunding of a plan’s liabilities by its dedicated assets, the Group applies the limitations applicable, under IAS 19 (asset ceiling), to the prepaid pension cost amount to be recognized on the employer’s balance sheet.

Other post-retirement benefits

Certain of the Group’s subsidiaries grant their employees and dependants post-retirement medical coverage or other types of post-employment benefits. These costs are calculated based upon actuarial determinations and are recorded over the expected average remaining service lives of the employees (in “cost of sales” or “selling and administrative expenses” based on the beneficiaries of the plan).

Specific treatment related to first-time adoption of IFRS

The Group has elected to use the option available in IFRS 1 under which any difference existing as at January 1, 2004 between defined benefit plan liabilities and the fair value of dedicated assets can be recognized in equity, except the non vested portion of unrecognized past service costs.

As a consequence, at January 1, 2004, in its accounts prepared in accordance with IFRSs, the Group does not carry any unamortized actuarial gains or losses relating to post-employment benefits. The corridor method is applied from January 1, 2004 onwards.

U – PROVISIONS FOR CONTINGENCIES AND LOSSES

The Group recognizes provisions for contingencies and losses when it carries a legal or constructive obligation, resulting from past events, extinction of which would result in an outflow of resources representing economic benefits from the Group.

1) Restructuring

Reserves for restructuring costs are provided when the restructuring plans have been finalized and approved by the Group’s management, have been announced before the balance sheet date and result in an obligation to third parties.

2) Site restoration

Where the Group is legally, contractually or constructively required to restore a quarry site, the estimated costs of site restoration are accrued and amortized to cost of goods sold pro rata, on a unit-of-production basis, over the operating life of the quarry. The estimated future costs for known restoration requirements are determined on a site by site basis and, are calculated based on the present value of estimated future costs.

3) Environmental costs

Costs that result in future economic benefits such as extending useful lives or increased capacity or safety and those costs incurred to mitigate or prevent future environmental contamination are capitalized. When the Group determines that it is probable that a liability for environmental costs exists and that its extinction will result in an outflow of resources, an estimate of the future remediation is recorded as a provision without the offset of

Page 34 of 66 Total Pages

contingent insurance recoveries (only virtually certain insurance recoveries are recorded as an asset in the balance sheet). When the Group does not have a reliable reversal time schedule or when the effect of the passage of time is not material, the provision is calculated based on undiscounted costs.

Environmental costs, which are not included above, are expensed as incurred.

4) Product warranties

The Group’s warranty policy generally provides 30-year coverage for roofing tiles. The Group’s policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded.

V – INCOME TAXES

In accordance with IAS 12, deferred income taxes are accounted for by applying the balance-sheet liability method to temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet (including tax losses available for carry forward). Deferred taxes are measured by applying currently enacted tax laws. Deferred tax assets are recognized when it is reasonably certain that they will be recovered in future years.

Deferred tax assets and liabilities are not discounted.

The Group offsets deferred tax assets and liabilities in the balance sheet if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

Current and deferred tax charges for the first half of the year are calculated using the estimated effective tax rate for the full year for each entity or tax sub-group, and adjusted according to operations specific to the first half.

W – SHARE BASED PAYMENTS

In accordance with the prescriptions of IFRS 2-Share Based Payments, the Group records in its financial statements a compensation expense for all share-based compensation granted to its employee.

On a regular basis, the Group grants purchase or subscription share options to employees and organizes employee share purchase plans.

1) Share options granted to employees

Share option fair value is calculated at grant date using the Black & Scholes model. Further changes in the fair value of instruments granted are not considered.

The fair value, calculated at the grant date, is recognized in profit and loss (in Current operating income) on a linear basis over the vesting period (generally 4 years for stock options) with a counterpart in additional paid-in-capital.

In accordance with IFRS 2, only options granted after November 7, 2002 and not fully vested at January, 1 2004 are measured and accounted for as employee costs.

2) Employee share purchase plans

When the Group performs capital increases reserved for employees and when the conditions offered are significantly different from market conditions, the Group records a compensation cost.

This cost is measured at the grant date, defined as the date at which the Group and employees share a common understanding of the characteristics of the offer.

The measurement of the cost takes into account the bonuses paid by the employer in the plan, the potential discount granted on the share price and the effect of post-vesting transfer restrictions (deducted from the discount granted).

The compensation cost calculated is expensed in the period of the operation (considered as a compensation for past-services) if no vesting condition is attached to the shares.

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X – EMISSION RIGHTS: CAP AND TRADE SCHEME

Where the Group is involved in a cap and trade scheme, and until the IASB issues a position on the appropriate accounting treatment, the Group will account for the effects of such scheme as follows :

•	Proceeds from the sale of granted emission rights are recorded as a reduction in cost of sales ;

•	Purchases of emission rights on the market are recorded in cost of sales ;

•	Provisions are recorded (in cost of sales) when estimated yearly actual emissions exceed the number of owned emission rights.

No other assets or liabilities are recorded.

As at June 30, 2005, cap and trade schemes do not impact our profit and loss or our balance sheet, as the Group has not traded such rights and does not expect to have emissions exceeding allocated emission rights.

Y – NON CURRENT ASSETS HELD FOR SALE AND DISCONTINUED ACTIVITIES

A fixed asset or a grouping of assets and liabilities is classified as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or groupings of assets and liabilities) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or groupings of assets and liabilities) and its sale must be highly probable. Such assets or groupings of assets and liabilities are presented separately in the balance sheet when they are material. These assets or grouping of assets and liabilities are measured at the lower of their carrying value and fair value less costs to sell.

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and :

•	Represents a separate major line of business or geographical area of operations;

•	Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations;

•	Is a subsidiary acquired exclusively with a view to resale.

Amounts included in the income statement and cash flow statement related to these discontinued operations are presented separately for the current period and all prior periods presented in the financial statements if they are material.

2 Business Segment and Geographic Area Information

Operating segments are defined as components of an enterprise that are engaged in providing products or services and that are subject to risks and returns that are different from those of other business segments.

The Group operates in the following four business segments: Cement, Aggregates and Concrete, Roofing and Gypsum, each of which represent separately managed strategic business segments that have different capital requirements and marketing strategies. Each business segment is managed separately because each business segment develops, manufactures and sells distinct products.

Group management internally evaluates its performance based upon current operating income (defined as operating income before net gains on disposals and other operating income and expenses) plus share in net income of associates and capital employed (defined as the total of goodwill, intangible and tangible assets, investments in equity affiliates and working capital) as disclosed in its business segment and geographic area information.

•	The Cement segment produces and sells a wide range of cement and hydraulic binders adapted to the needs of the construction industry.

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•	The Aggregates and Concrete segment produces and sells aggregates, ready mix concrete, other concrete products and other products and services related to paving activities.

•	The Roofing segment produces and sells roof tiles, roofing accessories and chimney systems.

•	The Gypsum segment mainly produces and sells drywall for the commercial and residential construction sectors.

The accounting policies applied to segment earnings comply with those described in Note 1 of this report.

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(a) Business segment information

(in million euros)	Cement	Aggregates & Concrete	Roofing	Gypsum	Other	Total

June 2005
Gross revenues	3,797	2,337	681	725	14	7,554
Less: inter-segment	(315)	(8)	—	(8)	(3)	(334)

Revenues	3,482	2,329	681	717	11	7,220
Depreciation	(252)	(95)	(59)	(36)	(13)	(455)
Current operating income	652	108	24	79	(26)	837
Operating income	618	112	—	78	(27)	781
Income from associates	1	4	2	7	—	14
Investments in associates	110	36	143	57	18	364
Goodwill	4,684	795	698	209	60	6,446
Capital employed	13,445	3,869	2,254	1,312	113	20,993
Total assets	15,670	5,340	2,690	1,686	1,322	26,708
Capital expenditures	316	135	42	30	11	534

June 2004
Gross revenues	3,552	2,107	711	679	46	7,095
Less: inter-segment	(277)	(10)	—	(3)	(11)	(301)

Revenues	3,275	2,097	711	676	35	6,794
Depreciation	(252)	(86)	(55)	(32)	(13)	(438)
Current operating income	670	99	67	74	(7)	903
Operating income	661	107	56	74	(18)	880
Income from associates	23	3	8	6	3	43
Investments in associates	335	31	142	53	82	643
Goodwill	4,633	727	692	200	34	6,286
Capital employed	12,990	3,414	2,195	1,252	96	19,947
Total assets	15,097	5,030	2,643	1,588	1,040	25,398
Capital expenditures	208	86	32	19	17	362

December 2004
Gross revenues	7,403	4,761	1,493	1,353	51	15,061
Less: inter-segment	(593)	(14)	—	(13)	(5)	(625)

Revenues	6,810	4,747	1,493	1,340	46	14,436
Depreciation	(507)	(187)	(114)	(65)	(25)	(898)
Current operating income	1,597	357	149	132	(34)	2,201
Operating income	1,567	366	100	132	(91)	2,074
Income from associates	40	5	10	13	6	74
Investments in associates	125	30	140	59	18	372
Goodwill	4,346	735	682	199	36	5,998
Capital employed	12,167	3,337	2,118	1,147	139	18,908
Total assets	14,220	4,837	2,551	1,527	1,365	24,500
Capital expenditures	631	285	124	48	45	1,133

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(b) Geographic area information

	June 2005			June 2004			December 2004
(in million euros)	Reve- nues	Property, plant & equipment, net	Capital employed	Reve- nues	Property, plant & equipment, net	Capital employed	Reve- nues	Property, plant & equipment, net	Capital employed

Western Europe	3,064	4,340	8,719	2,990	4,238	8,415	6,020	4,300	8,439
Of which:
France	1,229	1,170	1,749	1,175	1,068	1,138	2,238	1,159	1,698
Germany	227	740	1,092	282	771	1,097	583	768	1,072
Spain	267	294	759	231	267	1,021	464	279	756
United Kingdom	692	1,073	2,645	681	1,077	2,654	1,391	1,016	2,434

North America	1,834	2,929	5,083	1,645	2,800	4,795	3,938	2,594	4,225
Of which:
United States	1,256	2,114	3,775	1,121	2,077	3,628	2,552	1,864	3,129
Canada	578	815	1,308	524	723	1,167	1,386	730	1,096

Mediterranean Basin	291	550	952	259	511	921	534	478	770

Central and Eastern Europe	358	637	1,167	332	573	1,091	746	624	1,142

Latin America	320	551	1,056	284	394	853	579	409	793

Africa	654	506	919	557	503	946	1,190	479	837

Asia/Pacific	699	1,918	3,097	727	1,809	2,926	1,429	1,703	2,702

Total	7,220	11,431	20,993	6,794	10,828	19,947	14,436	10,587	18,908

3 INCOME TAX

The income tax expense breaks down as follows:

(in million euros)	06/30/05	06/30/04	12/31/04
Current income tax	229	214	(439)
Deferred income tax	(12)	(51)	172

Income tax	217	163	(267)

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4 EARNINGS PER SHARE

The computation and reconciliation of basic and diluted earnings per share for the periods ended June 30, 2005, June 30, 2004 and December 31, 2004 is as follows:

	Periods ended
	June 30, 2005	June 30, 2004	December 31, 2004
Numerator (in million euros)
Net income – Group share	359	436	1,046
Interest expense on convertible debt (“OCEANE”)	—	24	48
Adjusted net income	359	460	1,094
Denominator (in thousands of shares)
Weighted average number of shares outstanding	169,145	165,397	167,204
Effect of dilutive securities — stock options	650	515	575
Effect of dilutive securities — convertible debt (“OCEANE”)	—	10,769	10,769
Total potential dilutive shares	650	11,284	11,344
Weighted average number of shares outstanding — fully diluted	169,795	176,681	178,548
Basic earnings per share (euros)	2.12	2.64	6.26
Diluted earnings per share (euros)	2.11	2.60	6.13

5 IMPACT ON THE BALANCE SHEET OF THE ACQUISITION OF CONSOLIDATED COMPANIES

During the first half year of 2005, the Group increased its ownership in the following companies:

•	Lafarge Halla Cement (Cement / Korea): additional 20.3% interest acquired, increasing to 71.47% the Group ownership, for an amount of 88 million euros.

•	Lafarge India Private Ltd (Cement / India): additional 23.6% interest acquired, increasing to 94.38% the Group ownership, for an amount of 14 million euros.

•	Lafarge Japan Holding: additional 43% interest acquired, increasing to 100% the Group ownership, for an amount of 5 million euros.

These acquisitions result from the exercise in January 2005 of a put option granted by the Group to State Wisconsin Investment Board.

No other significant acquisition has occurred during the first half of 2005.

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6 DEBT

MEDIUM AND LONG-TERM DEBT

	06/30/05	06/30/04	12/31/04
Repayable between one and five years	3,063	5,473	4,503
Repayable in more than five years	3,212	1,930	2,456

TOTAL	6,275	7,403	6,959

At June 30, 2005, 1,037 millions euros of short-term debt (mainly commercial paper) have been classified as mid-term debt based upon the Group’s ability to refinance at any moment these obligations on a long-term basis through its committed credit facilities.

AVERAGE SPOT INTEREST RATE

The average spot interest rate of the gross indebtedness, after impact of interest and exchange rates swaps and securitization, as of June 2005, is 5.6% (5,5 % as of December 31, 2004).

SECURITIZATION PROGRAMS

In January 2000, the Group entered into multi-year securitization agreements with respect to trade receivables. These programs do not qualify for derecognition of receivables under criteria set by IAS 39. As such they are accounted for as secured financing.

Trade receivables therefore include sold receivables totaling 264 million euros as of June 30, 2005 (431 million euros as of June 30, 2004 and 210 million euros as of December 31, 2004).

The agreements are guaranteed by subordinated deposits totaling 34 million euros as of June 30, 2005 (110 million euros as of June 30, 2004 and 27 million euros as of December 31, 2004).

The current portion of debt includes 230 million euros as of June 30, 2005 related to these programs (321 million euros as of June 30, 2004 and 183 million euros as of December 31, 2004).

PUT OPTIONS ON SHARES OF SUBSIDIARIES

As part of the acquisition process of certain entities, the Group has granted third party shareholders the option to require the Group to purchase their shares at predetermined conditions. These shareholders are either international institutions, such as the European Bank for Reconstruction and Development, or private investors which are essentially financial or industrial investors or the former shareholders of the relevant companies. In the event these shareholders exercise these options, our percentage ownership interest in the relevant company would increase.

Assuming that all of these options were exercised, the purchase price to be paid by the Group, including net debt acquired, would amount to 258 million euros as at June 30, 2005. In 2005 and 2006 part of these options can be exercised for amounts, as estimated at end of June 2005, of respectively 116 million euros and 40 million euros. The remaining related debt (102 million euros) correspond to options that can be exercised in 2007 the earlier.

Out of the total options granted by the Group, the options granted to minority interests amount to 207 million euros as at June 30, 2005 (respectively 324 million euros and 299 million euros as at June 30, 2004 and December 31, 2004), the remaining options being granted on shares of equity affiliates or joint-ventures. The options granted to minority interests of subsidiaries are accounted for as explained in note 1.S-4) of this report.

The result of this treatment is debt related to put options granted to minority interests of 207 million euros (324 million euros as at June 30, 2004 and 299 million euros as at December 31, 2004), a decrease in minority interests of 146 million euros (289 million euros as at June 30, 2004 and 265 million euros as at December 31, 2004) and an increase in goodwill of 61 million euros (35 million euros as at June 30, 2004 and 34 million euros as at December 31, 2004).

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7 COMMITMENTS AND CONTINGENCIES

Group procedures ensure the identification of all significant commitments and contingencies.

a) Collateral guarantees and other guarantees

Collateral guarantees and other guarantees provided are as follows:

(in million euros)	06/30/05	12/31/04
Securities and assets pledged	5	5
Property collateralizing debt	392	446
Guarantees given	203	208

TOTAL	600	659

b) Commitments

Significant commitments are as follows:

(in million euros)	Payments due per period
	Less than one year	One to five years	More than five years	Total 06/30/05	12/31/04
Debt	2,680	3,063	3,212	8,955	8,346
Of which Capital lease obligations				37	34
Operating leases	138	355	268	761	724
Capital expenditures and other purchase obligations	677	426	248	1,351	978
Other commitments	89	135	38	262	219

TOTAL	3,584	3,979	3,766	11,329	10,267

The Group leases certain lands, quarries, buildings and equipments. The total rental expense under operating leases was respectively 71 million euros and 142 million euros for each of the periods ended June 30, 2005 and December 31, 2004.

c) Other contractual obligations

Other contractual obligations of the Group are as follows:

(in million euros)	06/30/2005	12/31/2004
Unused confirmed credit lines	3,725	3,682

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8 LITIGATION

On December 3, 2002, the European Commission imposed a fine on us in the amount of 250 million euros on the grounds that some of our subsidiaries had allegedly colluded on market shares and prices with their competitors between 1992 and 1998 for wallboard, essentially in the United Kingdom and Germany. We vigorously challenge this decision and have brought the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters, on February 14, 2003. The proceedings are currently taking place before the court. The resolution procedure usually takes several years based on comparable cases. As a bank guarantee was given on our behalf, no payment will have to be made before the decision of the court.

Following investigations on the German cement market, the German competition authority, the Bundeskartellamt, announced on April 14, 2003, that it was imposing fines on German cement companies, including one in the amount of 86 million euros on Lafarge Zement, our German cement subsidiary for its alleged anti-competitive practices in Germany. Lafarge Zement believes that the amount of the fine is disproportionate in light of the actual facts and has brought the case before the Higher Regional Court, the Oberlandesgericht, in Dûsseldorf. The court’s decision is not expected before several years. No payment nor any guarantee is required to be made or given prior to the court’s decision.

A provision of 300 million euros was recorded in our financial statements for the year ended December 31, 2002 in connection with the two matters above and we recorded additional provisions in 2003, 2004 and 2005 in relation to interest on the amount of the fines since 2002 for 25 million euros.

In The Netherlands, a former subsidiary of the Group, Tollens Coatings B.V., is one of the defendants in an action brought in 1990 by the government in connection with the discharge of certain waste in the Lekkerker canal between 1968 and 1971. At that time, Tollens Coatings B.V. operated a paint manufacturing plant and had hired another company to carry and dispose of waste produced by the plant. The government is seeking Dutch guilders 160 million (approximately 72.6 million euros) in damages, plus interest. Tollens Coatings B.V. contends that it did not instruct the disposal company to dump the waste in the Lekkerker canal and that it had no knowledge of the disposal company’s conduct. With the consent of the parties, the proceedings, which are still at the level of first instance, have been postponed several times by the court and since late 1993 no proceedings on the merits have taken place. In July 2001, the Dutch government took sufficient action to delay the running of the statute of limitations, without any other consequence. As a result, the case is still pending. Tollens Coating B.V. was disposed of with the Specialty Products Division. However, pursuant to the disposition arrangements, including the subsequent sale of Materis Participations to LBO France, the Group has agreed to indemnify the acquirers for any damages incurred in connection with this litigation.

Finally, certain of our subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be settled without any material adverse effect on the company’s financial statements.

9 TRANSITION TO IFRS: Impact of the transition on financial statements at January 1, 2004 and June 30, 2004

As indicated in note 1-B of this report, the impacts of the transition on the balance sheet at December 31, 2004 and on the 2004 earnings have been disclosed in the section “Transition to IFRS” of the Item 5 of the 2004 20-F document (page 97).

The European Regulation n° 1606/2002 issued July 19, 2002, requires all European companies listed on a regulated market to use International Accounting Standards endorsed at the European level (IAS or IFRS (1) standards) to prepare their consolidated financial statements, effective 2005. Accordingly, the 2005 consolidated financial statements of the Group are prepared in accordance with this set of standards, which requires 2004 comparative data to be presented on the same basis.

In order to provide this comparative data, the Group established an opening balance sheet as of January 1, 2004, the starting date for application of the IFRS standards as published as of March 31, 2004. The effects of the transition are recorded in the opening IFRS equity.

Page 43 of 66 Total Pages

BASIS FOR PREPARATION OF GROUP’S FIRST IFRS FINANCIAL STATEMENTS

For the purpose of the transition to IFRS the Group elected an early application for part of the standards issued as at end of March 2004 as detailed:

•	Revised IAS 32 & IAS 39, Financial Instruments: for the purpose of the transition the Group applies these revised standards starting January 1, 2004;

•	IFRS 2, Share Based Payments : the Group applies this standard starting January 1, 2004 to instruments granted after November 7, 2002 and not vested as at January 01 2004;

•	IFRS 3, Business Combinations, revised IAS 36, Impairment of assets and revised IAS 38, Intangible assets: the Group applies these standards starting January 1, 2004.

EXEMPTIONS FROM OTHER IFRSS

IFRS 1, First-time adoption of International Financial and Reporting Standards allows First Time adopters to elect to use exemptions from other IFRSs (mainly to avoid retrospective application of some standards).

The Group examined the treatments available and elected to use the following exemptions:

a) Business Combinations

Business Combinations prior to January 1, 2004 are not restated retrospectively for compliance with IFRS 3. For information, the Group has applied the purchase method to all its business combinations since January 1, 1989.

b) Employee Benefits

For all gains and losses arising from a change in actuarial assumptions for pension commitments measurement subsequent to January 1, 2004, the Group will maintain the current “corridor” accounting method. Furthermore, the Group used the exemption permitted by IFRS 1 to include all actuarial differences not recognized as of December 31, 2003 in equity as of January 1, 2004. Quantitative impacts of this election are presented in the reconciliation note below (see Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards—1.).

c) Cumulative translation differences

The Group elected to “reset to zero” previous cumulative translation differences arising from translation into euros of foreign subsidiaries’ financial statements denominated in foreign currency. Quantitative impacts of this election are presented in the reconciliation note below (see Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards—5. (a)).

The Group did not elect to use other exemptions available. Among other, the Group has elected to not adopt the option which consists in measuring at their fair value some tangible or intangible assets in the opening balance sheet.

Page 44 of 66 Total Pages

IMPACT OF THE TRANSITION ON THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary reconciliation of Shareholder’s equity and Net income as reported under French GAAP to Shareholders’ equity and Net income as adjusted for the effects of the application of International Accounting Standards starting January 1, 2004.

		January 1, 2004	Net income	Other	Transl adjustment	June 30, 2004
Shareholders’ equity as reported	Note	8,185	376	(171)	164	8,554
Pension and other employee benefits	1.	(1,234)	38	(5)	(47)	(1,248)
Investments available for sale	2.(c)	(44)		(8)		(52)
Compound instruments	2.(a)	58	(14)			44
Derivative instruments	2.(b)	(79)	(8)	28	1	(58)
Treasury shares	2.(f)	(64)				(64)
Effective interest method on debts	2.(f)	2	(2)			—
Goodwill depreciation & impairment	3.(a)	—	66			66
Share based payments	4.	—	(8)	8		—
Disposal of investments	5.(a)	—				—
Goodwill rel. to the acqu. of foreign subs.	5.(b)	(289)				(289)
Deferred tax hyperinflation countries	6.(b)	(9)			(1)	(10)
Deferred charges	7.(a)	(12)	1			(11)
Investment subsidies	7.(b)	(26)	1			(25)
Prov. for unrealized frgn exch losses	7.(e)	(28)	1		(1)	(28)
Severe currency devaluations capitalized	7.(f)	(7)				(7)

Total IAS adjustments before income tax and minority interests		(1,732)	75	23	(48)	(1,682)

Tax effect of the above IAS adjustments		439	(5)	(5)	18	447
Minority Interests		132	(10)	3	1	126

Shareholders’ equity according to IFRS		7,024	436	(150)	135	7,445

A summary reconciliation of the Group’s Consolidated financial statements as reported under French GAAP to its Consolidated financial statements under IFRSs are presented for:

(i)	Consolidated Balance sheet as at the date of transition to IFRS, that is January 1, 2004;

(ii)	Consolidated Balance sheet as at the end of June 2004; and

(iii)	Consolidated Income Statement for the period ended June 30, 2004.

Narrative disclosures are presented after this reconciliation (Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards).

Page 45 of 66 Total Pages

(i) Summary reconciliation of Balance Sheets

As at January 1, 2004 in million euros			French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32 39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference				(1)	(2)	(3)	(5)	(6)	(7)
Non-current assets			19,048	(561)	(134)	—	(289)	251	(160)	(893)	18,155
Goodwill			4,149		13	2,421	(271)		(233)	1,930	6,079
Intangible assets			2,823			(2,421)			(102)	(2,523)	300
Property, plant and equipment			10,402						(96)	(96)	10,306
Investment in associates			383				(18)		234	216	599
Other financial assets	(a	)	730		(147)				1	(146)	584
Pension asset	(a	)	561	(561)						(561)	—
Deferred income tax asset, net			—					251		251	251
Restricted cash			—						36	36	36
Current assets			5,787	—	183	—	—	—	(64)	119	5,906
Inventories			1,422							—	1,422
Trade receivables			1,754		351					351	2,105
Other receivables			977		(243)				(28)	(271)	706
Derivative Instruments			—		146					146	146
Cash and cash equivalents			1,634		(71)				(36)	(107)	1,527

TOTAL ASSETS			24,835	(561)	49	—	(289)	251	(224)	(774)	24,061

Capital and reserves
Common stock			669							—	669
Additional paid-in-capital			5,798							—	5,798
Treasury shares	(b	)	(33)		(71)					(71)	(104)
Retained earnings	(b	)	4,086	(1,036)	(41)		(2,614)	352	(72)	(3,411)	675
Other reserves			—		(20)			6		(14)	(14)
Foreign currency translation			(2,335)				2,335			2,335	—

Shareholders’ equity			8,185	(1,036)	(132)	—	(279)	358	(72)	(1,161)	7,024

Minority interests			2,191	(198)	(204)		(10)	72	(1)	(341)	1,850
Other equity			118						(118)	(118)	—

Total equity			10,494	(1,234)	(336)	—	(289)	430	(191)	(1,620)	8,874

Non-current liabilities			9,859	673	18	—	—	(179)	(33)	479	10,338
Deferred income tax liability			870					(179)	1	(178)	692
Pension provisions	(c	)	622	673					1	674	1,296
Other provisions	(c	)	997		(86)				(1)	(87)	910
Long-term debt			7,370		8				(34)	(26)	7,344
Derivative Instruments			—		96					96	96
Put options on shares of subsidiaries			—		222					222	222
Current liabilities			4,482	—	145	—	—	—	—	145	4,627
Pension provisions, current portion	(c	)	117							—	117
Other provisions, current portion	(c	)	121							—	121
Trade payables			1,234							—	1,234
Other payables	(d	)	1,560		(120)					(120)	1,440
Income tax payable	(d	)	125							—	125
ST debt & current portion of LT debt	(e	)	1,325		248					248	1,573
Derivative instruments			—		17					17	17

TOTAL EQUITY AND LIABILITIES			24,835	(561)	49	—	(289)	251	(224)	(774)	24,061

Reclassifications between French GAAP published Balance sheet and French GAAP balances presented under the IFRS format may be summarized as follows :

(a)	Lines “Other Investments” (481 million euros) and “Other LT assets” (810 million euros) have been merged in line “Other financial assets” except for the pension prepaid asset (561 million euros) that is presented under IFRS on a separate line
(b)	Treasury shares that are deducted from equity under French GAAP were presented within “Retained earnings” in the French GAAP Balance Sheet. They are isolated in the IFRS format on the line “Treasury shares”
(c)	“Provisions” (1,857 million euros) have been split between “Pension & other employee benefits provision” (739 million euros) and “Other provisions” (1 118 million euros) and the part that will be reversed within twelve months is presented in the Current liabilities section (117 million euros for Pension & Other Employment Benefit provision and 121 million euros for Other Provisions)
(d)	“Income Tax Payable” (125 million euros) is shown separately from “Other Payables” in the IFRS format
(e)	French GAAP “Current portion of LT debt” (985 million euros) and “Short-term bank borrowings” (340 million euros) have been merged into IFRS line “ST debt & current portion of LT debt”

Page 46 of 66 Total Pages

(ii) Summary reconciliation of Balance Sheets

As at June 30, 2004 in million euros Narrative disclosure reference			French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32 39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IFRS 2 Share Based Payments	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
				(1)	(2)	(3)	(4)	(5)	(6)	(7)
Non-current assets			19,921	(613)	(127)	66	—	(289)	260	(160)	(863)	19,058
Goodwill			4,209		35	2,548		(271)		(235)	2,077	6,286
Intangible assets			2,919			(2,482)				(121)	(2,603)	316
Property, plant and equipment			10,900							(72)	(72)	10,828
Investment in associates			427					(18)		234	216	643
Other financial assets	(a	)	853		(162)					(1)	(163)	690
Pension asset	(a	)	613	(613)							(613)	—
Deferred income tax asset, net			—						260		260	260
Restricted cash			—							35	35	35
Current assets			6,008	—	394	—	—	—	—	(62)	332	6,340
Inventories			1,548								—	1,548
Trade receivables			2,311		431						431	2,742
Other receivables			702							(28)	(28)	674
Derivative Instruments			—		34						34	34
Cash and cash equivalents			1,447		(71)					(34)	(105)	1,342

TOTAL ASSETS			25,929	(613)	267	66	—	(289)	260	(222)	(531)	25,398

Capital and reserves
Common stock			684								—	684
Additional paid-in-capital			5,994				7				7	6,001
Treasury shares	(b	)	(33)		(71)						(71)	(104)
Retained earnings	(b	)	4,080	(1,004)	(39)	61	(7)	(2,614)	345	(71)	(3,329)	751
Other reserves			—		(27)				5		(22)	(22)
Foreign currency translation			(2,171)	(43)	1			2,335	13		2,306	135

Shareholders’ equity			8,554	(1,047)	(136)	61	—	(279)	363	(71)	(1,109)	7,445

Minority interests			2,431	(201)	(283)	5		(10)	74	(1)	(416)	2,015
Other equity			118							(118)	(118)	—

Total equity			11,103	(1,248)	(419)	66	—	(289)	437	(190)	(1,643)	9,460

Non-current liabilities			9,965	635	10	—	—	—	(177)	(32)	436	10,401
Deferred income tax liability			877						(177)	(1)	(178)	699
Pension provisions	(c	)	657	635							635	1,292
Other provisions	(c	)	1,032		(91)					1	(90)	942
Long-term debt			7,399		36					(32)	4	7,403
Derivative Instruments			—		65						65	65
Put options on shares of subsidiaries			—	—	324	—	—	—	—	—	324	324
Current liabilities			4,861	—	352	—	—	—	—	—	352	5,213
Pension provisions, current portion	(c	)	121								—	121
Other provisions, current portion	(c	)	115								—	115
Trade payables			1,348								—	1,348
Other payables	(d	)	1,643		(23)						(23)	1,620
Income tax payable	(d	)	122								—	122
ST debt & current portion of LT debt	(e	)	1,512		321						321	1,833
Derivative Instruments			—		54						54	54

TOTAL EQUITY AND LIABILITIES			25,929	(613)	267	66	—	(289)	260	(222)	(531)	25,398

Reclassifications between French GAAP published Balance sheet and French GAAP balances presented under the IFRS format may be summarized as follows :

(a)	Lines “Other Investments” (570 million euros) and “Other LT assets” (896 million euros) have been merged in line “Other financial assets” except for the pension prepaid asset (613 million euros) that is presented under IFRS on a separate line
(b)	Treasury shares that are deducted from equity under French GAAP were presented within “Retained earnings” in the French GAAP Balance Sheet. They are isolated in the IFRS format on the line “Treasury shares”
(c)	“Provisions” (1,925 million euros) have been split between “Pension & other employee benefits provision” (778 million euros) and “Other provisions” (1,147 million euros) and the part that will be reversed within twelve months is presented in the Current liabilities section (121 million euros for Pension & Other Employment Benefit provision and 115 million euros for Other Provisions)
(d)	“Income Tax Payable” (122 million euros) is shown separately from “Other Payables” in the IFRS format
(e)	French GAAP “Current portion of LT debt” (1,279 million euros) and “Short-term bank borrowings” (233 million euros) have been merged into IFRS line “ST debt & current portion of LT debt”

Page 47 of 66 Total Pages

(iii) Summary reconciliation of Consolidated Income Statements

For the period ended June 30, 2004 in million euros			French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32/39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IFRS 2 Share Based Payments	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference				(1)	(2)	(3)	(4)	(5)	(6)	(7)
Revenues			6,794								—	6,794
Cost of sales	(a	)	(4,973)	6			(2)			2	6	(4,967)
Selling & administrative expenses	(a	)	(945)	27			(6)				21	(924)

Current operating income			876	33	—	—	(8)	—	—	2	27	903

Gains on disposal, net			13								—	13
Other operating income (expenses)	(b	)	(107)	5		66					71	(36)

Operating income	(c	)	782	38	—	66	(8)	—	—	2	98	880

Finance (costs) / income			(216)		(24)					1	(23)	(239)
Income from associates			43								—	43

Income before income tax and min. int.			609	38	(24)	66	(8)	—	—	3	75	684

Income tax			(158)						(5)		(5)	(163)

Income after tax			451	38	(24)	66	(8)	—	(5)	3	70	521

Minority interests			(75)	(8)	1	(5)	1		2	(1)	(10)	(85)

Net income			376	30	(23)	61	(7)	—	(3)	2	60	436

Reclassifications between French GAAP published Statement of income and French GAAP balances presented under the IFRS format may be summarized as follows :

(a)    The line “Depreciation” presented on the face of the French GAAP Income statement has been allocated to “Cost of Sales” (388 million euros) and “Selling & administrative expenses” (53 million euros) in the IFRS format based on the nature of the underlying assets

(b)    “Goodwill depreciation” is reclassified within the “Operating Income” on the line “Other operating income (expenses)” in the IFRS format. This depreciation is then reversed as part of IFRS adjustments

(c)    Previously denominated as “Operating income on Ordinary Activities” under French GAAP

Page 48 of 66 Total Pages

SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP (FRENCH GAAP) AND INTERNATIONAL ACCOUNTING STANDARDS

All figures presented in the narrative disclosures hereafter are before tax and minority interests, unless specified.

1. IAS 19 – EMPLOYEE BENEFITS

Lafarge has elected to use the option available in IFRS 1 under which any difference existing as at January 1, 2004 between defined benefit plans liabilities and the fair value of dedicated assets can be recognized through equity, except the non vested portion of unrecognized past service costs. The impact of this election is the main source of difference between French GAAP and IFRS financial statements in the area of employee benefits (1,183 million euros negative impact on January 1, 2004 equity, 36 million euros positive impact on half-year earnings).

Group valuation and accounting principles in respect of pension and other commitments have been almost fully aligned with existing US GAAP in this area (SFAS 87-88, SFAS 106 and SFAS 112) since the group flotation on the NYSE. IAS 19 is the corresponding standard applicable to employee benefits under IAS / IFRS. A limited number of discrepancies between these two sets of standards have been identified. They concern :

•	the valuation of dedicated plans assets (US GAAP authorize the smoothing of the fair value of plans assets over time, whereby IAS 19 requires the use of year end fair value for assets);

•	measurement dates for liabilities and dedicated assets (under US GAAP, valuation dates can be set before year end, whereby IAS 19 requires the use of year end measurement dates);

•	transitional provisions which are specific to each set of standards;

•	the recognition of past / prior service costs (under US GAAP, the effects of plan amendments can be recognized over the average remaining active life of plans participants, whereby IAS 19 requires the immediate recognition, in the profit and loss account, of any effect of plan amendments on benefits already vested);

•	the limitations applicable, under IAS 19 (asset ceiling), to prepaid pension cost amount to be recognized on the employer’s balance sheet in respect of the overfunding of a plan’s liabilities by its dedicated assets, which have no direct equivalent under US GAAP;

•	the allocation method for defined benefit costs over the periods of services rendered by beneficiaries (under certain circumstances, US GAAP allow for an allocation of costs over the entire expected active career of beneficiaries, whereby IAS 19 requires the recognition of these costs over the periods of service over which benefits become vested, occasionally shorter than the entire expected active career);

•	the valuation of death and disability benefits covering active employees (IAS 19 does not require to provide for this type of benefits as long as they do not relate to services rendered by beneficiaries : costs are then expensed as incurred);

•	the valuation of « constructive » obligations which is explicitly required by IAS 19, whereby US GAAP valuation requirements are limited to the obligations in respect of formal benefit plans.

Based on this list of potential discrepancies, Lafarge has carried out, with the support of its actuaries, a specific review of the necessary restatements of the existing US GAAP information in respect of the most significant benefit plans of the group (95% of group obligations have been covered).

Following this review, the Group has recorded a net decrease in equity as at January 1, 2004 of 51 million euros, and an increase in half-year earnings of 2 million euros.

The results of this review have been integrated into Group valuation and accounting processes.

The total impact of the application of IAS 19 revised for the Group is respectively a decrease in equity of 1,234 million euros and 1,248 million euros as at January 1, 2004 and June 30, 2004 and an increase in 2004 half-year earnings of 38 million euros.

Page 49 of 66 Total Pages

2. IAS 32 / 39 – FINANCIAL INSTRUMENTS

The impact of the application of IAS 32 / 39 on the Group’s Balance sheets can be summarized as follows :

	As at January 1, 2004							As at June 30, 2004
in million euros	Total impact	OCEANE	Deriv. Instr.	Avail. for sale invest.	Securiti- zation	Put options	Others	Total impact	OCEANE	Deriv. Instr.	Avail. for sale invest.	Securiti- zation	Put options	Others
Non-current assets	(134)	—	—	(44)	(103)	13	—	(127)	—	—	(52)	(110)	35	—
Goodwill	13					13		35					35
Other financial assets	(147)			(44)	(103)			(162)			(52)	(110)
Current assets	183	—	(97)	—	352	—	(72)	394	—	34	—	431	—	(71)
Trade receivables	351				352		(1)	431				431
Other receivables	(243)		(243)					—
Derivative Instruments	146		146					34		34
Cash and cash equivalents	(71)						(71)	(71)						(71)

TOTAL ASSETS	49	—	(97)	(44)	249	13	(72)	267	—	34	(52)	321	35	(71)

Treasury shares	(71)						(71)	(71)						(71)
Retained earnings	(41)	(55)	5				9	(39)	(69)	24				6
Other reserves	(20)	113	(89)	(44)			—	(27)	113	(88)	(52)
Foreign currency transl.								1						1
Shareholders’ equity	(132)	58	(84)	(44)	—		(62)	(136)	44	(64)	(52)	—	—	(64)

Minority interests	(204)		5			(209)		(283)		7			(289)	(1)

Total equity	(336)	58	(79)	(44)	—	(209)	(62)	(419)	44	(57)	(52)	—	(289)	(65)

Non-current liabilities	18	(58)	86				(10)	10	(44)	64	—	—	—	(10)
Other provisions	(86)	(69)	(10)				(7)	(91)	(83)	(1)				(7)
Long-term debt	8	11					(3)	36	39					(3)
Derivative Instruments	96		96					65		65
Put opt. on shares of subs.	222					222		324	—	—	—	—	324	—
Current liabilities	145	—	(104)		249		—	352	—	27	—	321	—	4
Other payables	(120)		(121)				1	(23)		(27)				4
ST debt & cur. port of LT debt	248				249		(1)	321				321
Derivative instruments	17		17					54		54

TOTAL EQUITY & LIAB	49	—	(97)	(44)	249	13	(72)	267	—	34	(52)	321	35	(71)

a) Compound Instruments : OCEANE

Under IAS 32, Financial Instruments: Disclosure and Presentation, if a financial instrument contains components with characteristics of both liabilities and equity elements, the issuer shall classify the component parts separately according to the definitions for the various considered items. Therefore, a separate presentation of liability and equity created by a single financial instrument is required.

This category includes financial instruments that creates a debt for the issuer and grants an option to its holder to convert it into an equity instrument of the issuer

When the initial carrying amount of a compound instrument is allocated to its equity and liability elements, the equity component is assigned the residual carrying amount after deducting from the instrument as a whole the amount separately determined for the liability component. This liability component is determined by measuring the fair value of a similar liability, without associated equity component.

As at June 29, 2001 the Group issued 10,236,221 bonds convertible into common shares for a total nominal amount of 1,300,000,067 euros, bearing interest at an annual rate of 1,5% (OCEANEs). The maturity of this convertible bonds is January 1, 2006.

As part of the transition, the Group calculated retrospectively the liability and equity component of this instrument at inception and determined the liability value that shall be recognized as at January 1, 2004. The equity component that would have been recognized at inception directly in equity amounts to 113 million euros. Under the effective interest rate method, the cumulative interest expense that would have been recognized on the liability component as at January 1, 2004 amounts to 181 million euros. Under French GAAP, the Group recorded a cumulative interest expense (including linear amortization for redemption premium and transaction costs) of 126 million euros. The cumulative difference is a decrease in retained earnings of 55 million euros. For the period ended June 30, 2004, the Group recorded in its IFRS earnings an additional financial expense amounting to 14 million euros.

The combined effect of the recognition of the equity component and the cumulative difference on financial expenses is respectively an increase of 58 million euros in equity as at January 1, 2004, a decrease of 14 million euros in 2004 half-year earnings and an increase of 44 million euros in equity as at June 30, 2004.

Page 50 of 66 Total Pages

b) Derivative Instruments and hedge relationships

Under French GAAP, the fair value of derivative instruments is recorded in the Group’s accounting records when the assets and liabilities of an acquiree are fair valued as the result of a business combination. In all other situations, French GAAP does not require the recognition of the fair value of derivative instruments.

For the purpose of the transition, pursuant to the guidance in revised IAS 39 and IAS 32 that the Group applies starting January 1, 2004 as described in paragraph Basis for preparation of Group’s first IFRS financial statements above, the Group records in its IAS financial statements financial instruments which meet the criteria for recognition as derivatives. Derivative instruments are marked to market and recorded on the balance sheet. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Group designates its derivative based on the criteria established by IAS 39. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivatives gain or loss is initially recognized directly in equity and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For embedded derivatives, the gain or loss is recognized in earnings in the period of the change in fair value.

As a result of the application of hedge accounting pursuant to the guidance included in revised IAS 39, as at January 1, 2004, the Group recorded a net decrease in equity of 79 million euros (of which 84 million euros affects negatively the Shareholders’ equity and 5 million euros positively the Minority interests). As a result, the Group recorded current derivative assets for 146 million euros, non-current derivative liabilities for 96 million euros and current derivative liabilities for 17 million euros.

For the period ended June 30, 2004, accounting for the change in fair value of derivatives resulted in an increase recorded directly in equity of 28 million euros and a decrease in earnings for the period of 8 million euros. As at end of June 30, 2004, derivative instruments set on the balance sheet of the Group in current assets for an amount of 34 million euros, in non-current liabilities for 65 million euros and in current liabilities for 54 million euros.

c) Investments in marketable securities

In accordance with French GAAP, as described in the Notes to the Consolidated Financial Statements, the Group’s policy is to value marketable securities and other equity securities at the lower of historical cost or net realizable value with any resulting unrealized losses recorded in the statement of income. French GAAP does not permit upward adjustments in the value of these securities to reflect their fair market value.

Under revised IAS 39, that the Group applies for the purpose of the transition starting January 1, 2004, investments in marketable securities shall be classified in three categories : trading (securities that are bought and held principally for the purpose of selling them in the near term), held to maturity (securities with fixed or determinable payments and fixed maturity that the Group has a positive intent and ability to hold to maturity), and securities available for sale (all other securities). Most of the marketable debt and equity securities of the Group are classified as available for sale with unrealized gains and losses excluded from earnings and reported as a component of Shareholders’ equity (cumulated changes in fair value of financial instruments).

In 2000, the Group acquired 9.99 % of the common shares of the Portuguese cement producer Cimpor for 319 million euros, which represented an average 4.75 per share. In December 2003, the Group purchased an additional 2.65 % of the common shares of Cimpor common stock at 4.06 euro per share. The market value of all shares was 348 million euros at December 31, 2003, and 340 million euros at June 30, 2004.

Until 2004, the Group has not recorded an other-than-temporary impairment on this investment as it has the intent and ability to retain its investment for a period of time sufficient for the recovery in market value. The Group has viewed, and continues to view, its investment in Cimpor as a strategic investment. The Group derives certain benefits from its investment that are not reflected in Cimpor’s share price. These benefits include an industrial and technical cooperation agreement with Cimpor management to enhance the efficiency and create operating synergies for both operations.

Page 51 of 66 Total Pages

The unrealized gains and losses on securities available for sale included in this separate component of equity relate to the investment in Cimpor and represent an unrealized loss of 44 million euros and 52 million euros respectively as at January 1, 2004 and June, 30 2004.

d) Securitization agreements

The Group was involved in two major receivables securitization programs (in France and in the United States) as at January 1, 2004 to provide a cost-effective source of working capital and short-term financing. Under the programs, the subsidiaries agree to sell on a revolving basis, certain of their accounts receivable. Under the terms of the arrangements, the subsidiaries involved in these programs do not maintain control over the assets sold and there is no entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of receivables holds a subordinated retained interest in the receivables not sold to third parties as usually granted in similar commercial transactions. Consequently, the receivables securitization transactions have been accounted for under French GAAP as sales (with the subordinated interest being classified as long-term financial asset) and as a result, the related receivables and debt have been excluded from the Balance Sheet.

Under revised IAS 39, that the Group applies for the purpose of its transition starting January 1, 2004, financial assets could be derecognized only if substantially all risks and rewards attached to the assets have been transferred. The subordinated retained interest held by the purchaser in the receivables not sold to third parties represents a breach in the transfer of all risks and rewards. As a consequence, these accounts receivable should not be derecognized in the Balance Sheet and these operations should be treated as a secured financing.

This restatement results in a decrease in LT financial assets of respectively 103 million euros and 110million euros as at January 1, 2004 and June 30, 2004, an increase in Accounts receivable-trade of respectively 352 million euros and 431 million euros as at January 1, 2004 and June 30, 2004 , and an increase in short-term debt of respectively 249 million euros and 321 million euros as at January 1, 2004 and June 30, 2004 .

e) Put options on shares of subsidiaries

As part of the acquisition process of certain entities, the Group has granted third party shareholders the option to require the Group to purchase their shares at predetermined conditions. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including net debt acquired, would amount to respectively 448 million euros and 348 million euros as at January 1, 2004 and June 30, 2004.

Under IAS 32, put option granted to minority interests of subsidiaries shall be considered as a debt. Out of the total options granted by the Group, the options granted to minority interests amounted to respectively 222 million euros and 324 million euros as at January 1, 2004 and June 30, 2004, the remaining options being granted on shares of equity affiliates or joint-ventures.

As a consequence, until the IFRIC issues specific guidance, the Group recorded a specific debt in the IFRS balance sheet by reclassifying the underlying minority interests and recording a goodwill for any difference between the carrying value of minority interests and the value of the debt. No impact has been recorded in the IFRS Statement of income.

The result of this treatment is a debt related to put options granted to minority interests of respectively 222 million euros and 324 million euros, a decrease in minority interests of respectively 209 million euros and 289 million euros and an increase in goodwill of respectively 13 million euros and 35 million euros as at January 1, 2004 and June 30, 2004.

f) Others

(i) Treasury shares

As required by French GAAP, cost of treasury shares that are intended for distribution to the employees is classified in investments in marketable securities (included in “Cash & cash equivalents”), and accounted for as described in the Notes to the Consolidated Financial Statements. Remaining treasury shares are recorded as a reduction of Shareholders’ equity at acquisition cost.

Page 52 of 66 Total Pages

For French GAAP purposes, a provision is recorded for unrealized losses on shares, which are classified as investments in marketable securities. Changes in the provision, including any subsequent recovery in value, if any, are recorded as financial income or expense.

As at December 31, 2003, the Company was carrying 1,856,266 of its own shares out of which (i) 1,058,296 were classified as investments in marketable securities at a cost of 71 million euros and (ii) 797,970 were classified as a reduction of the Shareholders’ equity for 33 million euros. A charge of 7 million euros was recognized in the Group’s French GAAP consolidated financial statements to account for unrealized losses on the Group’s own shares accounted for as investments in marketable securities.

As of June 30, 2004, the Company still carries the same number of own shares classified as investments in marketable securities at a cost of 71million euros.

Under IAS, treasury shares are accounted for as a reduction of Shareholders’ equity at acquisition cost and no further recognition is given for changes in fair value. When treasury shares are resold, any difference between the cost and fair value are generally recorded directly to Shareholders’ equity. As at January 1, 2004, the impact on Shareholders’ equity would have been an increase of 7 million euros related to the cancellation of the provision and a decrease of 71 million euros related to the reclassification of treasury shares classified in investments in marketable securities under French GAAP.

For the period ended June 30, 2004, the impact on Shareholders’ equity is an increase of 7 million euros related to the cancellation of the provision and a decrease of 71million euros related to the reclassification of treasury shares classified in investments in marketable securities under French GAAP.

(ii) Effective interest rate method

IAS 39, Financial Instruments : Recognition and Measurement requires to measure a financial liability after initial recognition at amortized cost using the effective interest method. That computation includes all fees and points paid between parties to the contract.

Under this method, the costs directly attributable to the acquisition of the financial liability are recognized in net income according to the effective interest rate method. Under French GAAP, they are mainly recognized on a linear basis over the life of the debt.

The cumulative impact of measuring financial debt (excluding OCEANE detailed above) at amortized cost using the effective interest rate method is a reduction of respectively 2 million euros and 3 million euros in Long-term debt as at January 1, 2004 and June 30, 2004 with a corresponding increase in equity as at January 1, 2004 and in Other payables as at June 30, 2004. The impact of this difference on the 2004 half-year earnings is a decrease of 2 million euros.

3. IFRS 3, IAS 36 & IAS 38 – BUSINESS COMBINATIONS, IMPAIRMENT OF ASSETS & INTANGIBLE ASSETS

The impact of the application of these standards on the Group’s Balance sheets can be summarized as follows :

	As at January 1, 2004				As at June 30, 2004
in million euros	Total impact	Goodwill deprec.	Business Combin.	Market Shares	Total impact	Goodwill deprec.	Business Combin.	Market Shares
Non-current assets	—	—	—	—	66	66	—	—
Goodwill	2,421			2 421	2,548	66	—	2,482
Intangible assets	(2,421)			(2,421)	(2,482)			(2,482)

TOTAL ASSETS	—	—	—	—	66	66	—	—

Capital and reserves
Retained earnings					61	61	—

Shareholders’ equity	—	—	—	—	61	61	—	—
Minority interests					5	5

Total equity	—	—	—	—	66	66	—	—

TOTAL EQUITY AND LIAB.	—	—	—	—	66	66	—	—

Page 53 of 66 Total Pages

a) Goodwill amortization

Under French GAAP, acquired goodwill is amortized over the expected period of benefit, which does not exceed forty years. In the context of the transition to IFRS, Lafarge decided to apply revised IAS 36 and IFRS 3 starting January 1, 2004. As required by IFRS 3 and the revised IAS 36, subsequent to January 1, 2004, all previously recorded goodwill is no longer amortized but is tested for impairment at least annually. All goodwill acquired in a purchase combination completed after January 1, 2004 is not to be amortized. The French GAAP amortization of goodwill (66 million euros) for the period ended June 30, 2004 is consequently cancelled as did not include any impairment loss.

b) Market Shares on acquisition

Under French GAAP, market shares have been separately identified on the acquisition of cement subsidiaries. Under revised IAS 38, that the Group applies starting January 1, 2004, market shares are not considered as a separately identifiable intangible asset, but as a component of goodwill. These market shares have been reclassified for their carrying value to goodwill as at January 1, 2004 and June 30, 2004 (respectively 2,421 and 2,482 million euros) and accounted for based upon the provisions of revised IAS 36, as described above.

4. IFRS 2 – SHARE BASED PAYMENTS

Under French GAAP, compensation cost is not recorded for stock option and stock purchase plans.

Under IFRS 2 Share Based Payments, a company shall record in its financial statements a compensation expense for all share based compensation granted to its employee.

In the Group, stock option plans are maintained in Lafarge SA and in Lafarge North America Inc, a 53%-owned subsidiary of the Group.

The options granted after November 2002 and not vested at January 1, 2004 have been valued at the grant date using the Black-Scholes option –pricing model and the compensation expense is to be recognized ratably over the vesting period.

As a result, for the period ended June 30, 2004, a compensation cost of 8 million euros has been expensed in the IFRS earnings (out of which 1 million euros impacts Minority interests). The additional-paid-in-capital has been increased accordingly.

5. IAS 21 – THE EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATES

The impact of the application of this standard on the Group’s Balance sheets can be summarized as follows :

	As at January 1, 2004			As at June 30, 2004
in million euros	Total impact	Cumulative transl. adjustment	Goodwill on Foreign subs	Total impact	Cumulative transl. Adjustment	Goodwill on Foreign subs
Non-current assets	(289)	—	(289)	(289)	—	(289)
Goodwill	(271)		(271)	(271)		(271)
Investments in associates	(18)		(18)	(18)		(18)

TOTAL ASSETS	(289)	—	(289)	(289)	—	(289)

Capital and reserves
Retained earnings	(2614)	(2335)	(279)	(2,614)	(2,335)	(279)
Foreign currency translation	2 335	2 335		2,335	2,335
Shareholders’ equity	(279)	—	(279)	(279)	—	(279)
Minority interests	(10)		(10)	(10)		(10)

Total equity	(289)	—	(289)	(289)	—	(289)

TOTAL EQUITY AND LIAB.	(289)	—	(289)	(289)	—	(289)

a) Cumulative translation adjustment

The Group applies the IFRS 1 option allowing companies to “reset to zero” previous cumulative translation differences arising from the translation into euros of foreign subsidiaries. An amount of 2,614 million euros (including 279 million euros for Group share retrospectively calculated on goodwill previously recorded in the currency of the acquirer – see (b) below) has been reclassified in retained earnings as at January 1, 2004. This reclassification has no impact on Shareholder’s equity.

Page 54 of 66 Total Pages

In the first semester of 2004, the Group did not sell foreign operations on which material translation differences have been reclassified. Consequently, no adjustment has been recorded on the half-year earnings.

b) Goodwill relating to the acquisition of foreign subsidiaries

The Group recorded goodwill relating to the acquisition of part of its foreign subsidiaries, joint-ventures and equity affiliates in the currency of the acquirer. Under IAS, such goodwill is recorded in the currency of the acquiree. The French GAAP Goodwill on subsidiaries and joint-ventures was reduced by 271 million euros as at January 1, 2004 (out of which 10 million euros impacted the minority interests) and on equity affiliates by 18 million euros.

6. IAS 12 – DEFERRED TAXES

	As at January 1, 2004				As at June 30, 2004
in million euros	Total impact	Gross up of deferred tax.	Hyperinfl countries	Tax effect of all IAS adjustments	Total impact	Gross up of deferred tax	Hyperinfl countries	Tax effect of all IAS adjustments
Non-current assets	251	251	—	—	260	260	—	—
Deferred taxes asset, net	251	251			260	260

TOTAL ASSETS	251	251	—	—	260	260	—	—

Capital and reserves
Retained earnings	352		(9)	361	345		(9)	354
Other reserves	6			6	5			5
Foreign currency translation					13		(1)	14

Shareholders’ equity	358	—	(9)	367	363	—	(10)	373
Minority interests	72			72	74			74

Total equity	430	—	(9)	439	437	—	(10)	447

Deferred tax liability	(179)	251	9	(439)	(177)	260	10	(447)

TOTAL EQUITY AND LIAB.	251	251	—	—	260	260	—	—

a) Gross up of deferred tax assets and liabilities

IAS 12 revised permits to offset deferred tax assets and liabilities if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Based on this criteria, the Group reclassified respectively 251 million euros and 260 million euros as at January 1, 2004 and June 30, 2004 as deferred tax assets that were previously offset against deferred tax liabilities.

b) Deferred taxes in hyperinflationary countries

Under French GAAP, the Group recorded a deferred tax liability only to the extent of the basis differences created as a result of allocating the excess of the purchase price over the carrying value of non-monetary assets acquired in highly inflationary economies (essentially fixed assets). IAS 12 revised requires to recognize deferred tax assets and liabilities for temporary differences related to assets and liabilities that are remeasured at each balance sheet date in accordance with the provisions of IAS 29, Financial Reporting in Hyperinflationary Economy. Deferred taxes have been calculated accordingly, resulting in the recognition of a deferred tax liability of respectively 9 million euros and 10 million euros as at January 1, 2004 and June 30, 2004. The effect of this difference on 2004 half-year earnings is not material.

c) Tax effect of all IAS adjustments

The Group recorded deferred taxes on all adjustments to IFRS that create a temporary difference between taxable basis and carrying value of assets and liabilities.

It mainly led to the recognition of a deferred tax asset on the pension adjustment amounting to respectively 403 million euros and 412 million euros as at January 1, 2004 and June 30, 2004.

Page 55 of 66 Total Pages

7. OTHER DIFFERENCES

The impact of other differences may be detailed as follows :

	As at January 1, 2004							As at June 30, 2004
in million euros	Total impact	Deferred charges	Investm. subsidies	Restrict Cash	GW on affiliat.	Prov for forex losses	Severe deval capital	Total impact	Deferred charges	Investm. subsidies	Restrict Cash	GW on affiliat	Prov for forex losses	Severe deval capital
Non-current assets	(160)	(47)	(144)	36	—		(7)	(160)	(44)	(143)	35	—	—	(7)
Goodwill	(233)				(233)			(235)				(234)
Intangible assets	(102)	(102)						(121)	(122)
Property, plant & equip.	(96)	55	(144)				(7)	(72)	78	(143)				(7)
Investments in associates	234				233			234				234
Other financial assets	1							(1)
Restricted cash	36			36				35			35
Current assets	(64)	—	—	(36)	—	(28)	—	(62)	—	—	(35)	—	(28)	—
Other receivables	(28)					(28)		(28)					(28)
Cash & cash equiv.	(36)			(36)				(34)			(35)

TOTAL ASSETS	(224)	(47)	(144)	—	—	(28)	(7)	(222)	(44)	(143)	—	—	(28)	(7)

Capital and reserves
Retained earnings	(72)	(11)	(26)			(28)		(71)	(10)	(25)			(28)	(7)

Shareholders’ equity	(72)	(11)	(26)	—	—	(28)	(7)	(71)	(10)	(25)	—	—	(28)	(7)
Minority interests	(1)	(1)						(1)	(1)
Other equity	(118)		(118)					(118)		(118)

Total equity	(191)	(12)	(144)	—	—	(28)	(7)	(190)	(11)	(143)	—	—	(28)	(7)

Non-current liabilities	(33)	(35)						(32)	(33)	—	—	—	—	—
Deferred tax liabilities	1							(1)
Pension provisions	1
Other provisions	(1)							1
Long-term debt	(34)	(35)						(32)	(33)

TOTAL EQU. AND LIAB.	(224)	(47)	(144)	—	—	(28)	(7)	(222)	(44)	(143)	—	—	(28)	(7)

Page 56 of 66 Total Pages

a) Deferred charges

Under French GAAP certain expenses were to be classified in intangible assets as “deferred charges”. Based on their natures these expenses have been reclassified or written off.

55 million euros as at January 1, 2004 and 78 million euros as at June 30, 2004 have been reclassified in Property, plant & equipment because they were costs directly attributable to fixed assets (mainly quarry stripping costs –52 million euros as at January 1, 2004).

35 million euros as at January 1, 2004 and 33 million euros as at June 30, 2004 have been accounted for under IAS as a reduction of long-term debt as they were redemption premiums (representing the difference between the instruments’ issue price and future redemption amount) resulting from debenture loans (except OCEANE).

12 million euros as at January 1, 2004 and 11 million euros as at June 30, 2004 have been written off against equity as they were not meeting the definition of an asset (mainly start-up costs capitalized under French GAAP). The net effect of new capitalization expensed and reversal of depreciation of previously written off assets is an increase in 2004 half-year earnings of 1 million euros.

b) Investment subsidies

(i) Reclassification of French GAAP investment subsidies

Under French GAAP, the Group classifies its investment subsidies in the liabilities as “Other equity”. Under IAS, the Group presents such subsidies as a reduction of the property, plant & equipment. This reclassification decreases the value of Property, plant & equipment by 118 million euros as at January 1, 2004 and 118 million euros as at June 30, 2004.

(ii) Depreciation of investment subsidies

Under French GAAP, certain government investment subsidies were recorded in income when received, or were deferred and amortized over the remaining service periods of the employees at the related facilities. Under IAS, investment subsidies are deferred and amortized over the useful lives of the property, plant & equipment in which the funds were invested.

c) Restricted cash

IAS 1 requires to classify in non-current assets cash & cash equivalents that are restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date. The Group holds cash in bank balances that are secured from use in its insurance subsidiaries for twelve months or more. This balances, representing a cumulated amount of respectively 36 million euros and 35 million euros as at January 1, 2004 and June 30, 2004, are reclassified to Non-current assets (under Restricted cash).

d) Goodwill on equity affiliates

Under IAS 28, under the equity method, the investment in an associate is initially recognized at cost. Under French GAAP, the Group, when acquiring an investment in an associate recorded the difference between the share in net equity and the purchase price in the line Goodwill. These amounts are reclassified into the Investment in associates resulting in an increase by respectively 233 million euros and 234 million euros as at January 1, 2004 and June 30, 2004.

e) Provisions for unrealized foreign exchange losses

French GAAP allows for the limitation of foreign currency exchange losses on debt negotiated in foreign currencies where the interest rate on the foreign debt is less than that available on the local currency. In such situations, the loss is limited to the difference between the actual interest expense recorded and the amount of interest expense that would have been recorded if the debt was originally negotiated in the local currency.

IAS requires to include the foreign currency translation gain or loss on the foreign denominated debt be included in income for the period. The decrease in equity amounts to 28 million euros as at January 1, 2004 and also as at June 30, 2004 respectively. The impact on 2004 half-year earnings is insignificant.

f) Severe devaluation of foreign currency capitalized in PP&E

Under French GAAP and in accordance with criteria set in SIC 11, the Group recorded in the past in the cost of certain assets foreign exchange losses on liabilities denominated in a foreign currency that resulted from the acquisition of the related assets. Under revised IAS 21, such a capitalization is not permitted anymore.

Consequently, the Group reversed the effect of this treatment for the purpose of the transition. The effect of this reversal is a decrease in Property, plant & equipment of 7 million euros as at January 1, 2004. Opening IAS equity is decreased accordingly. The impact on half-year earnings is not material.

8. IMPACTS OF IFRS ADJUSTMENTS ON CASH-FLOW STATEMENT

Most of the IFRS adjustments do not have any impact on the Group’s cash-flows (adjustments to record non-cash changes in fair values of assets and liabilities).

The only one that have a material impact on the cash flow statement presentation relates to the securitization programs. Actually, the reconsolidation of the securitized receivables neutralizes the implied changes in working capital requirement and generates a mirror change in short-term debt. The change in cash & cash equivalents is not impacted by this adjustment.

Page 57 of 66 Total Pages

SEPTEMBER 2005

Statements made in this press release that are not historical facts, including statements regarding the level of construction activity and pricing environment in the second half of 2004, as well as our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Group External Communications

SA with capital of 702,304,324 euros

Registered office : 61 rue des Belles Feuilles – BP 40

75782 Paris Cedex 16 – France

Telephone (33 1) 44 34 11 11 – Facsimile (33 1) 44 34 12 00

542 105 RCS Paris

www.lafarge.com

Page 58 of 66 Total Pages

Sales and Current operating income as at June 30, 2005

Consolidated Figures under IFRS

Sales

(Millions of euros)	2005H1	2004H1	05/04
			(current)
By geographical zone of destination
Western Europe	3,064	2,990	2%
North America	1,834	1,645	11%
Mediterranean Basin	291	259	12%
Central and Eastern Europe	358	332	8%
Latin America	320	284	13%
Africa	654	557	17%
Asia /Pacific	699	727	-4%
By business line
Cement	3,482	3,275	6%
Aggregates & Concrete	2,329	2,097	11%
Roofing	681	711	-4%
Gypsum	717	676	6%
Others	11	35	-69%

Total	7,220	6,794	6.3%

Current operating income
(Millions of euros)	2005H1	2004H1	05/04
			(current)
Western Europe	391	466	-16%
North America	101	69	46%
Mediterranean Basin	83	76	9%
Central & Eastern Europe	44	48	-8%
Latin America	65	77	-16%
Africa	126	92	37%
Asia/Pacific	27	75	-64%
By business line
Cement	652	670	-3%
Aggregates & Concrete	108	99	9%
Roofing	24	67	-64%
Gypsum	79	74	7%
Other	-26	-7	—

Total	837	903	-7.3%

Page 59 of 66 Total Pages

Sales and Current operating income as at June 30, 2005

under IFRS

Cement

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

(millions of tonnes)		2005H1	2004H1	05/04	05/04
				(current)	(like for like)
	Western Europe	15.6	15.7	-1%
	North America	9.6	9.1	5%
	Mediterranean Basin	4.9	4.9	0%
	Central and Eastern Europe	4.6	4.7	-2%
	Latin America	3.3	3.0	10%
	Africa	6.3	6.1	3%
	Asia/Pacific	14.0	14.3	-2%

	Total	58.3	57.8	0.9%	0.3%

Sales (after elimination of inter divisional sales by destination)

(Millions of euros)		2005H1	2004H1	05/04	05/04
				(current)	(like for like)
	Western Europe	1,120	1,103	2%
	North America	650	574	13%
	Mediterranean Basin	232	212	9%
	Central and Eastern Europe	229	208	10%
	Latin America	204	180	13%
	Africa	522	452	15%
	Asia/Pacific	525	546	-4%

	Total consolidated sales	3,482	3,275	6.3%	6.1%

Sales (before elimination of inter divisional sales by origin)

(Millions of euros)		2005H1	2004H1	05/04	05/04
				(current)	(like for like)
	Western Europe	1,234	1,227	1%
	North America	735	652	13%
	Mediterranean Basin	234	205	14%
	Central and Eastern Europe	232	211	10%
	Latin America	254	223	14%
	Africa	592	495	20%
	Asia/Pacific	516	539	-4%

	Total before elimination of interdivisional sales:	3,797	3,552	6.9%	6.5%

Current operating income

(Millions of euros)		2005H1	2004H1	05/04	05/04
				(current)	(like for like)
	Western Europe	260	290	-10%
	North America	81	62	31%
	Mediterranean Basin	80	70	14%
	Central & Eastern Europe	41	40	2%
	Latin America	61	72	-15%
	Africa	106	72	47%
	Asia/Pacific	23	64	-64%

	Total	652	670	-2.7%	-4.7%

Page 60 of 66 Total Pages

Sales and Current operating income as at June 30, 2005

under IFRS

Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

Aggregates			2005H1	2004H1	05/04	05/04
(millions of tonnes)					(current)	(like for like)
	Western Europe		39.7	38.4	3%
	North America		57.5	54.1	6%
	Other countries		10.5	9.8	7%

	Total		107.7	102.3	5.3%	1.7%

Concrete			2005H1	2004H1	05/04	05/04
(millions of cbm)					(current)	(like for like)
	Western Europe		7.7	7.4	4%
	North America		5.5	5.5	0%
	Other countries		5.3	4.8	10%

	Total		18.5	17.7	4.5%	3.8%

Sales (after elimination of inter divisional sales by destination)

(Millions of euros)			2005H1	2004H1	05/04	05/04
					(current)	(like for like)
	Aggregates & related products		1,000	880	14%
	Ready-mix concrete & concrete products		1,329	1,217	9%
	Total Aggregates & Concrete		2,329	2,097	11.1%	9.8%

	of which	Western Europe	1,056	953	11%
	"	North America	972	888	9%
	"	Other countries	301	256	18%

Sales (before elimination of inter divisional sales by origin)

(Millions of euros)			2005H1	2004H1	05/04	05/04
					(current)	(like for like)
	Total Aggregates & Concrete		2,337	2,107	10.9%	9.8%

	Aggregates & related products		1,167	1,036	12.6%	9.8%

	of which pure Aggregates	Total	913	826	11%
		Western Europe	461	419	10%
	"	North America	382	349	9%
	"	other countries	70	58	21%

	Ready-mix concrete & concrete products		1,337	1,225	9.1%	9.5%

	of which Ready-mix	Total	1,276	1,161	10%
		Western Europe	609	554	10%
	"	North America	419	398	5%
	"	other countries	248	209	19%
	Eliminations intra A&C		-167	-154	8%

Current operating income

(Millions of euros)			2005H1	2004H1	05/04	05/04
					(current)	(like for like)
	Aggregates & related products		66	50	32%
	Ready-mix concrete & concrete products		42	49	-14%

	Total Aggregates & Concrete		108	99	9.1%	4.9%

	of which	Western Europe	93	81	15%
	"	North America	-3	-1	—
	"	Other countries	18	19	-5%

Page 61 of 66 Total Pages

Sales and Current operating income as at June 30, 2005

under IFRS

Roofing

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

			2005H1	2004H1	05/04	05/04
					(current)	(like for like)
Concrete roof tiles		(millions of m²)
	Western Europe		26.0	28.7	-9%
	North America		11.6	11.0	5%
	Other countries		19.1	21.3	-10%
Clay roof tiles		(millions of m²)
	Western Europe		11.3	11.6	-3%
	Other countries		1.2	1.0	20%
Chimneys		(kms)	1,667	1,402	19%

Sales (after elimination of inter-divisional sales by destination)
(Millions of Euros)			2005H1	2004H1	05/04	05/04
					(current)	(like for like)
	Total		681	711	-4.2%	-5.9%
	Western Europe		499	534	-7%
		Germany	141	192	-27%
		Other countries	358	342	5%
	Other countries		182	177	3%

Sales (before elimination of inter divisional sales by origin)
(Millions of Euros)			2005H1	2004H1	05/04	05/04
					(current)	(like for like)
	Total		681	711	-4.2%	-5.9%
	of which concrete roof tiles	Western Europe	221	249	-11%
	"	North America	60	53	13%
		Other countries	48	52	-8%
	of which clay roof tiles		121	129	-6%
	of which chimneys (1)		95	86	10%
	of which other roofing products		136	142	-4%
(1) Including the "other roofing products" of the Chimney business.

Current operating income
(Millions of euros)
			2005H1	2004H1	05/04	05/04
					(current)	(like for like)
	Total		24	67	-64.2%	-63.9%
	Western Europe		13	52	-75%
	of which Germany		-10	21	-
	of which other countries		23	31	-26%
	Others		11	15	-27%

Page 62 of 66 Total Pages

Sales and Current operating income

as at June 30, 2005, under IFRS

Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)

(millions of m²)		2005H1	2004H1	05/04	05/04
				(current)	(like for like)
Total		341	336	1.5%	1.7%

Sales (after elimination of inter-divisional sales by destination)
(Millions of euros)

		2005H1	2004H1	05/04	05/04
				(current)	(like for like)
	Total	717	676	6.1%	6.3%

	of which Western Europe	383	380	1%
	of which North America	149	125	19%
	of which other countries	185	171	8%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)

		2005H1	2004H1	05/04	05/04
				(current)	(like for like)
	Total	725	679	6.8%	7.1%

	of which Western Europe	405	392	3%
	of which North America	149	125	19%
	of which other countries	171	162	6%

Current operating income
(Millions of euros)
		2005H1	2004H1	05/04	05/04
				(current)	(like for like)
	Total	79	74	6.8%	5.7%

	of which Western Europe	46	46	0%
	of which North America	19	6	—
	of which Other countries	14	22	-36%

Page 63 of 66 Total Pages

Others

Sales (after elimination of inter divisional sales by destination)

(Millions of euros)	2005HY	2004HY	05/04
			(current)
Others	11	35	-69%
Total	11	35	-69%

Current operating income

(Millions of euros)	2005HY	2004HY	05/04
			(current)
Others	-26	-7	—
Total	-26	-7	—

Page 64 of 66 Total Pages

Group figures: Capital and development expenditure

Analysis of cash-flow statement

	2005FY
	Sustaining CAPEX	Internal Development and new capacity	External Development	Total CAPEX
Purchase of property, plant and equipment	327	207		534
Investments in consolidated companies			168	168
Investments in non consolidated companies			41	41
& other investments

Total	327	207	209	743

Page 65 of 66 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 9, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 66 of 66 Total Pages